Condensed Consolidated Combined Financial Statements
of Granite Real Estate Investment Trust

For the three months ended March 31, 2025 and 2024

Condensed Consolidated Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

		March 31,	December 31,
As at	Note	2025	2024
ASSETS

Non-current assets:
Investment properties	3	$9,441,195	$9,397,286
Deferred tax assets		695	668
Fixed assets, net		3,689	3,914
Derivatives	5(c)	34,193	57,375
Other assets	4	2,732	2,499
		9,482,504	9,461,742

Current assets:
Accounts receivable		11,048	18,347
Income taxes receivable		469	534
Prepaid expenses and other		15,255	12,947
Cash and cash equivalents	12(d)	123,057	126,175

Total assets		$9,632,333	$9,619,745

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	5(a),5(b)	$3,092,138	$3,078,453
Derivatives	5(c)	69,517	32,298
Long-term portion of lease obligations	6	33,696	33,442
Deferred tax liabilities		600,426	591,896
		3,795,777	3,736,089

Current liabilities:
Deferred revenue	7	24,594	18,685
Accounts payable and accrued liabilities	7	107,641	99,074
Distributions payable	8	17,505	17,762
Short-term portion of lease obligations	6	960	945
Income taxes payable		11,087	10,561

Total liabilities		3,957,564	3,883,116

Equity:
Unitholders’ equity	9	5,665,967	5,728,236
Non-controlling interests		8,802	8,393
Total equity		5,674,769	5,736,629
Total liabilities and equity		$9,632,333	$9,619,745

Commitments and contingencies (note 14)        On behalf of the Board:
See accompanying notes
/s/ Kelly Marshall         /s/ Emily Pang
Trustee         Trustee
66 Granite REIT 2025 First Quarter Report

Condensed Consolidated Combined Statements of Net Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2025	2024

Rental revenue	10(a)	$153,854	$138,946
Lease termination and close-out fees		811	—
Revenue		154,665	138,946
Property operating costs	10(b)	29,018	24,438
Net operating income		125,647	114,508

General and administrative expenses	10(c)	8,461	9,650
Depreciation and amortization		314	295
Interest income		(1,010)	(1,320)
Interest expense and other financing costs	10(d)	23,587	21,641
Foreign exchange losses (gains), net		59	(294)
Fair value losses (gains) on investment properties, net	3	48,227	(12,671)
Fair value (gains) losses on financial instruments, net	10(e)	(83)	1,999
Income before income taxes		46,092	95,208
Income tax expense	11	2,229	6,283
Net income		$43,863	$88,925

Net income (loss) attributable to:
Unitholders		$43,850	$89,103
Non-controlling interests		13	(178)
		$43,863	$88,925

See accompanying notes
Granite REIT 2025 First Quarter Report 67

Condensed Consolidated Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2025	2024

Net income		$43,863	$88,925
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		75,274	109,486
Unrealized loss on net investment hedges, including income taxes of nil(1)	5(c)	(65,352)	(34,214)
Total other comprehensive income		9,922	75,272
Comprehensive income		$53,785	$164,197
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income (loss) attributable to:
Unitholders		$53,785	$164,211
Non-controlling interests		—	(14)
		$53,785	$164,197

See accompanying notes

68 Granite REIT 2025 First Quarter Report

Condensed Consolidated Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31, 2025
	Number of units (000s)	Value of units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Unitholders' equity	Non- controlling interests	Equity
As at January 1,2025	62,725	$3,291,745	$—	$1,787,159	$649,332	$5,728,236	$8,393	$5,736,629
Net income	—	—	—	43,850	—	43,850	13	43,863
Other comprehensive income (loss)	—	—	—	—	9,935	9,935	(13)	9,922
Distributions (note 8)	—	—	—	(52,793)	—	(52,793)	—	(52,793)
Contributions from non-controlling interests	—	—	—	—	—	—	409	409
Units issued under the unit plan (note 9(a))	24	1,607	—	—	—	1,607	—	1,607
Units repurchased for cancellation (note 9(b))	(931)	(64,868)	—	—	—	(64,868)	—	(64,868)
As at March 31, 2025	61,818	$3,228,484	$—	$1,778,216	$659,267	$5,665,967	$8,802	$5,674,769

Three Months Ended March 31, 2024
	Number of units (000s)	Value of units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Unitholders' equity	Non- controlling interests	Equity
As at January 1, 2024	63,356	$3,330,533	$5,250	$1,634,748	$306,420	$5,276,951	$6,690	$5,283,641
Net income (loss)	—	—	—	89,103	—	89,103	(178)	88,925
Other comprehensive income	—	—	—	—	75,108	75,108	164	75,272
Distributions (note 8)	—	—	—	(52,276)	—	(52,276)	—	(52,276)
Contributions from non-controlling interests	—	—	—	—	—	—	4	4
Units issued under the unit plan (note 9(a))	29	2,114	—	—	—	2,114	—	2,114
As at March 31, 2024	63,385	$3,332,647	$5,250	$1,671,575	$381,528	$5,391,000	$6,680	$5,397,680

See accompanying notes
Granite REIT 2025 First Quarter Report 69

Condensed Consolidated Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2025	2024
OPERATING ACTIVITIES

Net income		$43,863	$88,925
Items not involving operating cash flows	12(a)	48,642	(7,178)
Current income tax expense	11(a)	2,513	2,502
Income taxes paid		(2,341)	(1,629)
Interest expense		22,603	21,373
Interest paid		(5,568)	(10,896)
Changes in working capital balances	12(b)	(796)	(9,133)
Cash provided by operating activities		108,916	83,964
INVESTING ACTIVITIES

Investment properties:
Acquisitions, deposits and transactions costs, net		—	(741)
Leasing costs paid		(4,752)	(379)
Tenant allowances paid		(49)	(639)
Additions to income-producing properties		(458)	(4,681)
Additions to development properties		(535)	(1,601)
Fixed asset disposals (additions), net		42	(68)
Cash used in investing activities		(5,752)	(8,109)
FINANCING ACTIVITIES

Monthly distributions paid		(53,050)	(52,269)
Proceeds from unsecured debentures, net of financing costs	5(b)	299,333	—
Repayment of unsecured term loan	5(b)	(300,000)	—
Proceeds from unsecured credit facility draws		29,000	—
Repayment of unsecured credit facility draws		(19,000)	—
Repurchase of units	9(b)	(63,596)	—
Repayment of lease obligations		(233)	(188)
Financing costs paid		(401)	(448)
Cash used in financing activities		(107,947)	(52,905)
Effect of exchange rate changes on cash and cash equivalents		1,665	857
Net (decrease) increase in cash and cash equivalents during the period		(3,118)	23,807
Cash and cash equivalents, beginning of the period		126,175	116,134
Cash and cash equivalents, end of the period		$123,057	$139,941

See accompanying notes
70 Granite REIT 2025 First Quarter Report

Notes to Condensed Consolidated Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units ("stapled units"), each of which consisted of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on October 1, 2024. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries carried on the business previously conducted by Granite Co.

On April 15, 2024, Granite REIT and Granite GP announced the proposal to simplify its capital structure by replacing its stapled unit structure with a conventional REIT trust unit structure (the "Arrangement"). Prior to the Arrangement, the unitholders of Granite REIT and Granite GP ("stapled unitholders") held stapled units. In the Arrangement (i) the two components of each stapled unit were uncoupled, (ii) each common share of Granite GP was automatically exchanged for a fractional Granite REIT unit and (iii) the Granite REIT units were consolidated back to the number of stapled units outstanding before the exchange occurred. On June 6, 2024, the Arrangement was approved by stapled unitholders at the Joint Annual General and Special Meetings of Stapled Unitholders. On June 10, 2024, Granite REIT and Granite GP received a final order from the Supreme Court of British Columbia approving the plan of Arrangement.

On October 1, 2024, the Arrangement was completed. As a result of and immediately following the Arrangement, each unitholder of Granite REIT ("unitholder") now holds a number of Granite REIT units ("units") equal to the number of stapled units held prior to the completion of the Arrangement, and Granite GP became a wholly-owned subsidiary of Granite REIT. The stapled units were delisted from the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), and the units trade on the TSX and the NYSE under the same ticker symbols "GRT.UN" and "GRP.U", respectively. Granite REIT and its subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite REIT and Granite GP.

The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

Granite REIT 2025 First Quarter Report 71

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)Basis of Presentation and Statement of Compliance

The condensed consolidated combined financial statements for the three month period ended March 31, 2025 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with IFRS® Accounting Standards as issued by the IASB (“IFRS Accounting Standards” or "GAAP"), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2024.

These condensed consolidated combined financial statements were approved by the Board of Trustees of Granite REIT on May 7, 2025.

(b) Consolidated Combined Financial Statements and Basis of Consolidation

Prior to the completion of the Arrangement described in note 1, the Trust did not have a single parent; however, each unit of Granite REIT and each share of Granite GP traded as a single stapled unit and accordingly, Granite REIT and Granite GP had identical ownership. Subsidiaries were consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control was obtained. Subsidiaries continued to be consolidated until the date that such control ceased. Control existed when Granite GP or Granite REIT had power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generated.

The condensed consolidated combined financial statements included the combined results of Granite REIT and Granite GP for reporting periods ended on or prior to September 30, 2024, the last day before Granite GP became a wholly-owned subsidiary of Granite REIT. For the periods prior to October 1, 2024, references to "units" should be read as "stapled units" and "unitholders" should be read as "stapled unitholders".

Following the completion of the Arrangement, Granite GP became a wholly-owned subsidiary of Granite REIT. The condensed consolidated combined financial statements include the assets, liabilities and results of Granite REIT and its subsidiaries. Subsidiaries are consolidated from the date Granite REIT obtained control and continue to be consolidated until the date that such control ceases. Control exists when Granite REIT has power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(c) Accounting Policies

The condensed consolidated combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual consolidated combined financial statements and the notes thereto for the year ended December 31, 2024.

72 Granite REIT 2025 First Quarter Report

(d) Future Accounting Policy Changes

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of profit or loss where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard also requires aggregation and disaggregation of information, and disclosure of management-defined performance measures in the notes to the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

The Trust is currently assessing the impact of IFRS 18 on its consolidated financial statements.

3.	INVESTMENT PROPERTIES

	March 31,	December 31,
As at	2025	2024
Income-producing properties	$9,335,727	$9,297,137
Development properties(1)	105,468	100,149
	$9,441,195	$9,397,286
(1) Development properties include properties under development and land held for development.

Changes in investment properties are shown in the following table:

	Three Months Ended		Year Ended
	March 31, 2025		December 31, 2024
	Income-producing properties	Development properties(1)	Income-producing properties	Development properties(1)
Balance, beginning of period	$9,297,137	$100,149	$8,641,352	$166,787
Maintenance or improvements	369	—	15,381	—
Leasing costs	688	4,231	8,218	—
Tenant allowances	293	—	8,675	—
Developments or expansions	39	1,097	22,979	4,448
Transfer to income-producing properties	—	—	72,701	(72,701)
Amortization of straight-line rent	1,919	—	11,843	—
Amortization of tenant allowances	—	—	(54)	—
Other changes	35	—	85	(51)
Fair value (losses) gains, net	(48,227)	—	53,037	—
Foreign currency translation, net	83,474	(9)	462,920	1,666
Balance, end of period	$9,335,727	$105,468	$9,297,137	$100,149
(1) Development properties include properties under development and land held for development.

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet
Granite REIT 2025 First Quarter Report 73

dates, less future cash outflows in respect of such leases. Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The valuation metrics utilized to derive the Trust’s investment property valuations are determined by management. The Trust does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Included in investment properties as at March 31, 2025 is $83.2 million (December 31, 2024 — $81.3 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 14).

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	March 31, 2025			December 31, 2024
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	6.75%	7.50%	6.25%	6.59%	7.50%	6.00%
Terminal capitalization rate	5.46%	6.50%	4.75%	5.45%	6.50%	4.75%

United States
Discount rate	7.18%	10.75%	6.40%	7.15%	10.50%	6.40%
Terminal capitalization rate	6.09%	9.25%	5.50%	6.06%	9.25%	5.50%

Germany
Discount rate	7.32%	10.00%	5.90%	7.20%	9.65%	5.85%
Terminal capitalization rate	6.28%	9.20%	5.10%	6.18%	8.90%	4.85%

Austria
Discount rate	8.93%	10.15%	8.40%	8.68%	9.90%	8.15%
Terminal capitalization rate	7.40%	8.25%	6.75%	7.40%	8.25%	6.75%

Netherlands
Discount rate	6.71%	7.80%	5.60%	6.48%	7.95%	5.75%
Terminal capitalization rate	6.89%	10.15%	5.95%	6.68%	9.40%	5.95%

Total
Discount rate	7.22%	10.75%	5.60%	7.11%	10.50%	5.75%
Terminal capitalization rate	6.16%	10.15%	4.75%	6.11%	9.40%	4.75%
(1)Weighted based on income-producing property fair value.
74 Granite REIT 2025 First Quarter Report

4.	OTHER ASSETS

	March 31,	December 31,
As at	2025	2024
Deferred financing costs associated with the revolving credit facility	$2,513	$2,235
Long-term receivables	219	264
	$2,732	$2,499

5.	UNSECURED DEBT AND RELATED DERIVATIVES

	March 31,	December 31,
As at	2025	2024
Unsecured Debt, Net
Unsecured debentures and term loans, net	$3,082,138	$3,078,453
Unsecured revolving credit facility	10,000	—
	$3,092,138	$3,078,453

(a)Unsecured Revolving Credit Facility

On March 28, 2025, the Trust amended its existing unsecured revolving credit facility (the ‘‘Credit Facility’’) to extend the maturity date by one year to March 31, 2030, with a limit of $1.0 billion. Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2030, the Trust has the option to extend the maturity date by one year to March 31, 2031, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at March 31, 2025, the Trust had an outstanding balance of $10.0 million (December 31, 2024 — nil) on the Credit Facility and $2.4 million (December 31, 2024 — $2.8 million) in letters of credit issued against the Credit Facility.

Granite REIT 2025 First Quarter Report 75

(b) Unsecured Debentures and Term Loans, Net

As at		March 31, 2025		December 31, 2024
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2026 Debentures	December 11, 2026	$299,201	$300,000	$—	$—
2027 Debentures	June 4, 2027	498,973	500,000	498,857	500,000
2028 Debentures	August 30, 2028	498,618	500,000	498,518	500,000
April 2029 Debentures	April 12, 2029	398,058	400,000	397,947	400,000
October 2029 Debentures	October 4, 2029	248,811	250,000	248,746	250,000
2030 Debentures	December 18, 2030	498,216	500,000	498,139	500,000
2031 Debentures	October 4, 2031	547,216	550,000	547,110	550,000
September 2026 Term Loan	September 8, 2026	93,045	93,136	89,336	89,443
December 2026 Term Loan	December 11, 2026	—	—	299,800	300,000
		$3,082,138	$3,093,136	$3,078,453	$3,089,443
(1)The amounts outstanding are net of deferred financing costs. The deferred financing costs are amortized using the effective interest method and are included in interest expense.

2026 Debentures

On February 4, 2025, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, issued at par $300.0 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at daily compounded Canadian Overnight Repo Rate Average (“CORRA”) plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026 (the "2026 Debentures"). Deferred financing costs of $0.9 million were incurred in connection with the issuance of the 2026 Debentures and are recorded as a reduction against the carrying value.

The 2026 Debentures are redeemable, in whole or in part from time to time, at Granite LP’s option on any interest payment date, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2026 Debentures to be redeemed; and (b) the CORRA Yield Price. The CORRA Yield Price is based on the sum of the discounted principal and interest payments remaining to maturity under the portion of the 2026 Debentures to be redeemed, discounted on the basis of the CORRA Yield (CORRA plus 0%).

December 2026 Term Loan

On February 4, 2025, Granite LP repaid in full, without penalty, the outstanding $300.0 million aggregate principal amount of the December 2026 Term Loan, which had a maturity date of December 11, 2026.

76 Granite REIT 2025 First Quarter Report

(c) Derivatives

								March 31,	December 31,
As at								2025	2024
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
September 2026 Interest Rate Swap (1) (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	$(1,753)	$(1,502)
December 2026 Cross Currency Interest Rate Swap (5)	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin	Dec. 11, 2026	(5,879)	9,499
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	(15,283)	(13,255)
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(12,798)	(11,941)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	(8,135)	5,270
April 2029 Cross Currency Interest Rate Swap (3)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(18,589)	(5,594)
October 2029 Cross Currency Interest Rate Swap (4)	167,400	EUR	3.494%	250,000	CAD	3.999%	Oct. 4, 2029	(7,080)	(6)
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	34,193	42,606
								$(35,324)	$25,077
(1)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the "September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(2)On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled.
(3)On October 12, 2023, Granite LP entered into a cross currency interest rate swap (the "April 2029 Cross Currency Interest Rate Swap") to exchange the Canadian dollar denominated principal and interest payments of the April 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(4)On October 4, 2024, Granite LP entered into a cross currency interest rate swap (the "October 2029 Cross Currency Interest Rate Swap”) to exchange the Canadian dollar denominated principal and interest payments of the October 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 3.494%.
(5)On February 4, 2025, Granite LP issued the 2026 Debentures at a floating rate of interest of CORRA plus 0.77% and used the net proceeds from the offering to repay in full, without penalty, the December 2026 Term Loan. In combination with the 2026 Debentures, the all-in effective fixed interest rate is 0.27%.

For the three month period ended March 31, 2025, the cross currency interest rate swaps and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap are designated as net investment hedges of the Trust’s investments in foreign operations ("Net Investment Hedges"). The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income (loss). For the three month period ended March 31, 2025, the Trust has assessed the Net Investment Hedges to be effective, except for a portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap and a portion of the December 2026 Cross Currency Interest Rate Swap.

For the three month period ended March 31, 2025, a net fair value gain of $0.1 million has been recognized in fair value (gains) losses on financial instruments, net (note 10(e)) in the condensed consolidated combined statement of net income, due to the ineffectiveness
Granite REIT 2025 First Quarter Report 77

relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the condensed consolidated combined statements of net income.

6.	LEASE OBLIGATIONS

As at March 31, 2025, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations.

The present value of future minimum lease payments relating to the right-of-use assets as at March 31, 2025 in aggregate for the next five years and thereafter are as follows:

Remainder of 2025	$759
2026	958
2027	674
2028	457
2029	475
2030 and thereafter	31,333
$34,656

During the three month period ended March 31, 2025, the Trust recognized $0.4 million (2024 — $0.4 million) of interest expense related to lease obligations (note 10(d)).

7.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

78 Granite REIT 2025 First Quarter Report

Accounts Payable and Accrued Liabilities

	March 31,	December 31,
As at	2025	2024
Accounts payable	$4,196	$13,540
Commodity tax payable	8,167	7,521
Tenant security deposits	6,882	6,689
Employee unit-based compensation	7,130	7,957
Trustee/director unit-based compensation	8,466	9,865
Accrued salaries, incentives and benefits	3,143	6,988
Accrued interest payable	38,753	20,462
Accrued construction costs	2,401	2,282
Accrued professional fees	1,268	1,404
Accrued property operating costs	17,873	10,714
Other tenant related liabilities	5,444	7,671
Accrued foreign exchange collar liabilities	1,316	1,329
Stock buyback tax payable	1,272	905
Other accrued liabilities	1,330	1,747
	$107,641	$99,074

8.	DISTRIBUTIONS TO UNITHOLDERS

Total distributions declared to unitholders in the three month period ended March 31, 2025 were $52.8 million (2024 — $52.3 million) or $0.8499 per unit (2024 — $0.8250 per unit).

Distributions payable at March 31, 2025 of $17.5 million ($0.2833 per unit), representing the March 2025 monthly distributions, were paid on April 15, 2025. Distributions payable at December 31, 2024 of $17.8 million ($0.2833 per unit), representing the December 2024 monthly distributions, were paid on January 15, 2025.

Subsequent to March 31, 2025, the distributions declared in April 2025 in the amount of $17.4 million or $0.2833 per unit will be paid on May 15, 2025 (note 15).

9.	UNITHOLDERS' EQUITY

(a)Unit-Based Compensation

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

Granite REIT 2025 First Quarter Report 79

	2025		2024
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	142	$66.78	123	$65.70
New grants and distributions	7	69.24	6	75.99
Settled	(24)	55.44	—	—
DSUs outstanding, March 31	125	$69.12	129	$66.14

Executive Deferred Unit Plan

As a result of the Arrangement described in note 1, Granite amended the Executive Stapled Unit Plan (the "Restricted Stapled Unit Plan") to the Executive Deferred Unit Plan (the "Restricted Unit Plan"), the Restricted Share Units (“RSUs”) to Restricted Units (“RUs”) and Performance Share Units (“PSUs”) to Performance Units (“PUs”).

The Restricted Unit Plan of the Trust provides for the issuance of RUs and PUs and is designed to provide equity-based compensation in the form of units to executives and other employees (the “Participants”). A reconciliation of the changes in notional units outstanding under the Restricted Unit Plan is presented below:

	2025		2024
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RUs and PUs outstanding, January 1	161	$79.05	145	$81.93
New grants and distributions(1)	118	69.08	77	75.56
Forfeited	(1)	104.91	(2)	79.63
PUs added by performance factor	—	—	7	73.84
Settled in cash	(24)	89.78	(29)	80.55
Settled in units	(24)	89.78	(29)	80.55
RUs and PUs outstanding, March 31(2)	230	$71.63	169	$79.21
(1)Includes 72.4 RUs and 42.9 PUs granted during the three month period ended March 31, 2025 (2024 — 42.5 RUs and 31.8 PUs).
(2)Total units outstanding at March 31, 2025 include a total of 116.2 RUs and 113.7 PUs granted (2024 — 78.3 RUs and 90.4 PUs).

The fair value of the outstanding RUs was $4.0 million at March 31, 2025 and is based on the market price of a unit. The fair value is adjusted for changes in the market price of a unit and recorded as a liability in the employee unit-based compensation payables (note 7).

The fair value of the outstanding PUs was $3.1 million at March 31, 2025 and is recorded as a liability in the employee unit-based compensation payables (note 7). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the units relative to the S&P/TSX Capped REIT Index.
80 Granite REIT 2025 First Quarter Report

Grant date	January 1, 2025, January 1, 2024 and January 1, 2023
PUs outstanding	113,734
Weighted average term to expiry	1.8 years
Average volatility rate	21.6%
Weighted average risk free interest rate	2.6%

The Trust's unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended March 31,
	2025	2024

DSUs for trustees/directors(1)	$243	$460
Restricted Unit Plan for executives and employees	1,181	1,443
Unit-based compensation expense	$1,424	$1,903

Fair value remeasurement (recovery) expense included in the above:
DSUs for trustees/directors	$(274)	$39
Restricted Unit Plan for executives and employees	(323)	187
Total fair value remeasurement (recovery) expense	$(597)	$226
(1)In respect of fees mandated and elected to be taken as DSUs.

(b)Normal Course Issuer Bid
On May 22, 2024, Granite announced the acceptance by the TSX of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Following completion of the Arrangement, the NCIB continues as a NCIB of Granite REIT for the purchase of units. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase units for the period May 24, 2023 to May 23, 2024.
During the three month period ended March 31, 2025, Granite repurchased 930,969 units at an average unit cost of $68.30 for total consideration of $63.6 million, excluding commissions and taxes on net repurchases of units. During the three month period ended March 31, 2024, there were no unit repurchases under the NCIB.

Granite REIT 2025 First Quarter Report 81

(c)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at March 31,	2025	2024
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$734,401	$344,295
Fair value (losses) gains on derivatives designated as net investment hedges	(75,134)	37,233
	$659,267	$381,528
(1)Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

10.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended March 31,
	2025	2024
Base rent	$124,357	$113,093
Straight-line rent amortization	1,919	3,179
Tenant incentive amortization	—	(54)
Property tax recoveries	16,238	13,690
Property insurance recoveries	1,662	1,807
Operating cost recoveries	9,678	7,231
	$153,854	$138,946

82 Granite REIT 2025 First Quarter Report

(b) Property operating costs consist of:

	Three Months Ended March 31,
	2025	2024
Non-recoverable from tenants:
Property taxes and utilities	$1,045	$306
Property insurance	278	170
Repairs and maintenance	271	112
Property management fees	99	96
Other	401	123
	$2,094	$807
Recoverable from tenants:
Property taxes and utilities	$17,673	$16,366
Property insurance	1,778	1,942
Repairs and maintenance	5,545	3,750
Property management fees	1,584	1,344
Other	344	229
	$26,924	$23,631
Property operating costs	$29,018	$24,438

(c) General and administrative expenses consist of:

	Three Months Ended March 31,
	2025	2024

Salaries, incentives and benefits	$4,176	$4,582
Audit, legal and consulting	1,108	1,069
Trustee/director fees including distributions, revaluations and expenses(1)	302	551
RSU and PSU compensation expense including distributions and revaluations(1)	1,181	1,443
Other public entity costs	446	472
Office rents including property taxes and common area maintenance costs	158	196
Capital tax expense	94	214
Information technology costs	647	696
Corporate restructuring costs(2)	—	197
Other	462	381
	$8,574	$9,801
Less: capitalized general and administrative expenses	(113)	(151)
	$8,461	$9,650
(1)For fair value remeasurement (recovery) expense amounts see note 9(a).
(2)Corporate restructuring costs include costs associated with the uncoupling of the Trust’s stapled unit structure.

Granite REIT 2025 First Quarter Report 83

(d) Interest expense and other financing costs consist of:

	Three Months Ended March 31,
	2025	2024

Interest and amortized issuance costs relating to debentures and term loans	$22,293	$20,586
Amortization of deferred financing costs and other interest expense and charges	935	896
Interest expense related to lease obligations (note 6)	410	401
	$23,638	$21,883
Less: capitalized interest	(51)	(242)
	$23,587	$21,641

(e) Fair value (gains) losses on financial instruments, net, consist of:

	Three Months Ended March 31,
	2025	2024

Foreign exchange collar contracts, net (note 13(a))	$(14)	$514
Derivatives, net (note 5(c))	(69)	1,485
	$(83)	$1,999

For the three month period ended March 31, 2025, the net fair value gain on financial instruments of $0.1 million is mainly comprised of the net fair value gain on the derivatives associated with the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap and the December 2026 Cross Currency Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed consolidated combined statement of net income.

For the three month period ended March 31, 2024, the net fair value loss on financial instruments of $2.0 million was comprised of the net fair value loss on the derivatives of $1.5 million which was associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap, the December 2026 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, together with the net fair value loss on the foreign exchange collar contracts of $0.5 million. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value (gains) losses on financial instruments, net, in the condensed consolidated combined statement of net income.

84 Granite REIT 2025 First Quarter Report

11.	INCOME TAXES

(a)The major components of the income tax expense are:

	Three Months Ended March 31,
	2025	2024
Current income tax expense	$2,513	$2,502
Deferred income tax (recovery) expense	(284)	3,781
Income tax expense	$2,229	$6,283

(b)    The effective income tax rate reported in the condensed consolidated combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2025	2024
Income before income taxes	$46,092	$95,208
Expected income taxes at the Canadian statutory tax rate of 26.5% (2024 - 26.5%)	$12,214	$25,230
Income distributed and taxable to unitholders	(9,411)	(18,618)
Net foreign rate differentials	140	(974)
Net change in provisions for uncertain tax positions	(110)	87
Net permanent differences	83	75
Net change in recognition of deferred tax assets	(742)	441
Withholding taxes and other	55	42
Income tax expense	$2,229	$6,283

Granite REIT 2025 First Quarter Report 85

12.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended March 31,
	2025	2024

Straight-line rent amortization	$(1,919)	$(3,179)
Tenant incentive amortization	—	54
Unit-based compensation expense (note 9(a))	1,424	1,903
Fair value losses (gains) on investment properties, net	48,227	(12,671)
Depreciation and amortization	314	295
Fair value (gains) losses on financial instruments, net (note 10(e))	(83)	1,999
Amortization of issuance costs relating to debentures and term loans	863	518
Amortization of deferred financing costs	123	123
Deferred income tax (recovery) expense (note 11(a))	(284)	3,781
Other	(23)	(1)
	$48,642	$(7,178)

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2025	2024
Accounts receivable	$7,482	$(2,428)
Prepaid expenses and other	(2,103)	(674)
Accounts payable and accrued liabilities	(11,759)	(7,609)
Deferred revenue	5,584	1,578
	$(796)	$(9,133)

(c)Non-cash investing and financing activities

For the three month period ended March 31, 2025, 24 thousand units (2024 — 29 thousand units) with a value of $1.6 million (2024 — $2.1 million) were issued under the Restricted Unit Plan (note 9(a)) and are not recorded in the condensed consolidated combined statements of cash flows.

In addition, for the three month period ended March 31, 2025, the total impact from the foreign currency translations increasing unsecured debt and related derivatives by $3.7 million is not recorded in the condensed consolidated combined statement of cash flows. For the three month period ended March 31, 2024, the total impact from the foreign currency translations increasing unsecured debt and related derivatives by $19.4 million was not recorded in the condensed consolidated combined statement of cash flows.

86 Granite REIT 2025 First Quarter Report

(d)Cash and cash equivalents consist of:

	March 31,	December 31,
As at	2025	2024
Cash	$95,892	$126,175
Short-term deposits	27,165	—
	$123,057	$126,175

13.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at March 31, 2025 and December 31, 2024:

As at	March 31, 2025			December 31, 2024
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$219	(1)	$219	$264	(1)	$264
Derivatives	34,193		34,193	57,375		57,375
Accounts receivable	11,048		11,048	18,347		18,347
Cash and cash equivalents	123,057		123,057	126,175		126,175
	$168,517		$168,517	$202,161		$202,161

Financial liabilities
Unsecured debentures, net	$2,989,093		$2,962,300	$2,689,317		$2,646,255
Unsecured term loans, net	93,045		93,045	389,136		389,136
Unsecured revolving credit facility	10,000		10,000	—		—
Derivatives	69,517		69,517	32,298		32,298
Accounts payable and accrued liabilities	107,641	(2)	107,641	99,074	(2)	99,074
Distributions payable	17,505		17,505	17,762		17,762
	$3,286,801		$3,260,008	$3,227,587		$3,184,525
(1)Long-term receivables included in other assets (note 4).
(2)As at March 31, 2025, foreign exchange collars of $1.3 million (December 31, 2024 - $1.3 million) included in accounts payable and accrued liabilities (note 7).

The fair values of the Trust’s accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the unsecured revolving credit facility and term loans approximate their carrying amounts as the unsecured revolving credit facility and term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.
Granite REIT 2025 First Quarter Report 87

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At March 31, 2025, the Trust held 9 outstanding foreign exchange collar contracts (December 31, 2024 — 12) with a notional value of US$63.0 million (December 31, 2024 — US$84.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. At March 31, 2025, the Trust also held 15 outstanding foreign exchange collar contracts (December 31, 2024 — 12) with a notional value of €30.0 million (December 31, 2024 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the three month period ended March 31, 2025, the Trust recorded a net fair value gain of less than $0.1 million (2024 — net fair value loss of $0.5 million) related to the outstanding foreign exchange collar contracts (note 10(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS Accounting Standards establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2025	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 3)	$—	$—	$9,441,195
Derivatives (note 5)	—	34,193	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 5)	2,962,300	—	—
Unsecured term loans, net (note 5)	—	93,045	—
Unsecured revolving credit facility (note 5)	—	10,000	—
Foreign exchange collars included in accounts payable and accrued liabilities (note 7)	—	1,316	—
Derivatives (note 5)	—	69,517	—
Net (liabilities) assets measured or disclosed at fair value	$(2,962,300)	$(139,685)	$9,441,195

88 Granite REIT 2025 First Quarter Report

As at December 31, 2024	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 3)	$—	$—	$9,397,286
Derivatives (note 5)	—	57,375	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 5)	2,646,255	—	—
Unsecured term loans, net (note 5)	—	389,136	—
Foreign exchange collars included in accounts payable and accrued liabilities (note 7)	—	1,329	—
Derivatives (note 5)	—	32,298	—
Net (liabilities) assets measured or disclosed at fair value	$(2,646,255)	$(365,388)	$9,397,286

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2025 and the year ended December 31, 2024, there were no transfers between the levels.

(c)Risk Management

Foreign exchange risk

As at March 31, 2025, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At March 31, 2025, the Trust’s foreign currency denominated net assets are $6.8 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $46.6 million and $21.0 million, respectively, to comprehensive income.

14.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed consolidated combined financial statements. However, actual outcomes may differ from management's expectations.

Granite REIT 2025 First Quarter Report 89

(b) As at March 31, 2025, the Trust's contractual commitments totaled $69.0 million which are primarily comprised of costs to complete its ongoing construction and development projects.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $139.6 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $149.5 million (US$104.0 million), of which $75.6 million (US$52.6 million) was outstanding as at March 31, 2025. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed consolidated combined balance sheets.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these potential commitments or contingencies, individually or in aggregate, would have a material impact on the condensed consolidated combined financial statements.

15.	SUBSEQUENT EVENTS

(a) Subsequent to March 31, 2025, the Trust declared distributions for April 2025 of $17.4 million or $0.2833 per unit (note 8) .

(b) Subsequent to March 31, 2025, Granite repurchased 497,300 units under the NCIB at an average unit cost of $63.42 for total consideration of $31.5 million, excluding commissions and taxes on net repurchases of units.
90 Granite REIT 2025 First Quarter Report

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Robert D. Brouwer Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2024 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Data Analysis and Retrieval Plus (SEDAR+), which can be accessed at www.sedarplus.ca. Other required securities filings can also be found on EDGAR and SEDAR+.

Granite REIT 2025 First Quarter Report 91

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com

First Quarter Report
2025

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Condensed Consolidated Combined Balance Sheets	66
Condensed Consolidated Combined Statements of Net Income	67
Condensed Consolidated Combined Statements of Comprehensive Income	68
Condensed Consolidated Combined Statements of Unitholders’ Equity	69
Condensed Consolidated Combined Statements of Cash Flows	70
Notes to Condensed Consolidated Combined Financial Statements	71
Corporate Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	51
Financial and Operating Highlights	2	Non-GAAP Performance Measures and Ratios	52
Significant Matters	4	Significant Accounting Estimates	56
Business Overview and Strategic Outlook	6	New Accounting Pronouncements and Developments	58
Outlook	7	Internal Controls over Financial Reporting	58
Environmental, Social, Governance, and Resilience (ESG+R)	8	Risks and Uncertainties	59
Results of Operations	15	Quarterly Financial Data	60
Investment Properties	30	Forward-Looking Statements	63
Liquidity and Capital Resources	41

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) summarizes the significant factors affecting the condensed consolidated combined operating results, financial condition, liquidity and cash flows of Granite REIT and its subsidiaries (collectively “Granite” or the “Trust”) for the three months ended March 31, 2025. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed consolidated combined financial statements for the three months ended March 31, 2025 prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards” or “GAAP”). The MD&A was prepared as at May 7, 2025 and its contents were approved by the Board of Trustees of Granite REIT on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2024 and dated February 26, 2025, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

On October 1, 2024, Granite replaced its stapled unit structure (comprising of one unit of Granite REIT and one share of Granite REIT Inc. (“Granite GP”)) with a conventional REIT trust unit structure pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). As a result of and immediately following the Arrangement, each unitholder of Granite REIT ("unitholder") held a number Granite REIT units ("units") equal to the number of stapled units held prior to the completion of the Arrangement, and Granite GP became a wholly-owned subsidiary of Granite REIT. The stapled units were delisted from the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), and the units trade on the TSX and the NYSE under the same ticker symbols "GRT.UN" and "GRP.U", respectively. For the periods prior to October 1, 2024, references to "units" should be read as "stapled units" and "unitholders" should be read as "stapled unitholders".

In addition to using financial measures determined in accordance with IFRS Accounting Standards, Granite also uses certain non-GAAP performance measures and non-GAAP ratios in
Granite REIT 2025 First Quarter Report 1

managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the GAAP amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-GAAP performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-GAAP PERFORMANCE MEASURES” for definitions and reconciliations of non-GAAP performance measures to GAAP financial measures.

The non-GAAP ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-GAAP RATIOS” for definitions and reconciliations of non-GAAP ratios to GAAP financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS Accounting Standards and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS Accounting Standards. Additionally, because these terms do not have standardized meanings prescribed by IFRS Accounting Standards, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended March 31,
(in millions, except as noted)	2025	2024
Operating highlights
Revenue	$154.7	$138.9
Net operating income (“NOI”)	125.7	114.5
NOI - cash basis(1)	123.0	111.4
Net income attributable to unitholders	43.9	89.1
FFO(1)	91.0	82.4
AFFO(1)	88.4	77.9
Cash provided by operating activities	108.9	84.0
Monthly distributions paid	53.1	52.3
FFO payout ratio(1)(2)	58%	63%
AFFO payout ratio(1)(2)	60%	67%

Per unit amounts
Diluted FFO(1)	$1.46	$1.30
Diluted AFFO(1)	$1.41	$1.22
Monthly distributions paid	$0.85	$0.83
Diluted weighted average number of units	62.5	63.6

2 Granite REIT 2025 First Quarter Report

As at March 31, 2025 and December 31, 2024	2025	2024
Financial highlights
Investment properties - fair value	$9,441.2	$9,397.3
Cash and cash equivalents	123.1	126.2
Total debt(3)	3,162.1	3,087.8
Trading price per unit (TSX: GRT.UN)	$66.99	$69.24

Debt metrics, ratings and outlook
Net leverage ratio(1)	32%	32%
Interest coverage ratio(1)	5.3x	5.3x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.1x	7.1x
Weighted average cost of debt(4)	2.67%	2.74%
Weighted average debt term-to-maturity, in years(4)	4.1	4.3
Morningstar DBRS rating and outlook	BBB (high) stable	BBB (high) stable

Property metrics
Number of investment properties	144	143
Income-producing properties	138	138
Development properties(7)	6	5
Gross leasable area (“GLA”), square feet	63.3	63.3
Occupancy, by GLA	94.8%	94.9%
Committed occupancy, by GLA(8)	94.8%	95.0%
Magna as a percentage of annualized revenue(5)	27%	26%
Magna as a percentage of GLA	19%	19%
Weighted average lease term in years, by GLA	5.6	5.7
Overall capitalization rate(6)	5.4%	5.3%
(1)     For definitions of Granite’s non-GAAP performance measures and ratios, refer to the sections “NON-GAAP PERFORMANCE MEASURES” and “NON-GAAP RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions declared to unitholders, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7) Development properties include properties under development and land held for development.
(8) Committed occupancy as at May 7, 2025.

Granite REIT 2025 First Quarter Report 3

SIGNIFICANT MATTERS

Construction and Development Commitments

Granite had the following construction and development commitments as at March 31, 2025:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at March 31, 2025:
Development and construction:
Site plan approval for a development in Brantford, ON	0.7	4.7	1.2	5.9	N/A
Site plan approval and site infrastructure for developments in Houston, TX	0.7	1.2	3.3	4.5	N/A
Property under development in Houston, TX	0.4	4.9	59.6	64.5	7.5%
Other construction commitments	—	2.7	4.9	7.6	N/A
	1.8	$13.5	$69.0	$82.5	N/A
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the first quarter of 2025:

•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet;

•Granite continued the site plan approval process and site infrastructure work for the future phases of its site in Houston, Texas for up to 0.7 million square feet; and

•Granite continued the site plan approval and site infrastructure work at its 0.4 million square foot, 36’ clear height, state-of-the-art modern distribution facility in Houston, Texas. The build-to-suit facility being constructed for a global consumer food product company is expected to be completed in the fourth quarter of 2026.

Withdrawal of Moody’s Ratings

On January 16, 2025, Moody’s withdrew all credit ratings of Granite at Granite’s request. The outlook prior to the withdrawal was stable.

Issuance of Unsecured Debentures

On February 4, 2025, Granite REIT Holdings Limited Partnership (“Granite LP”) completed an offering of $300.0 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at Daily Compounded CORRA plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026 (the "2026 Debentures"). The 2026 Debentures are guaranteed by Granite REIT and Granite GP.

Through an existing cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and floating rate interest payments related to the 2026
Debentures for Euro denominated principal and fixed interest payments, resulting in an effective fixed interest rate of 0.27% per annum for the term of the 2026 Debentures.

4 Granite REIT 2025 First Quarter Report

December 2026 Term Loan Repayment

On February 4, 2025, Granite LP repaid in full, without penalty, the outstanding $300.0 million aggregate principal amount of the senior unsecured non-revolving term facility maturing on December 11, 2026 (the "December 2026 Term Loan"), using the net proceeds from the offering of the 2026 Debentures.

Normal Course Issuer Bid

During the first quarter of 2025, Granite repurchased 930,969 units under the Normal Course Issuer Bid (the “NCIB”) at an average unit cost of $68.30 for total consideration of $63.6 million, excluding commissions and taxes on net repurchases of units.

Credit Facility Extension

On March 28, 2025, Granite amended its existing unsecured revolving credit facility (the "Credit Facility") agreement to extend the maturity date to March 31, 2030 for a new five-year term.

Subsequent Events

Normal Course Issuer Bid

Subsequent to March 31, 2025, Granite repurchased 497,300 units under the NCIB at an average unit cost of $63.42 for total consideration of $31.5 million, excluding commissions and taxes on net repurchases of units.

Granite REIT 2025 First Quarter Report 5

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at May 7, 2025, Granite owns 144 investment properties in five countries having approximately 63.3 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties and development properties (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at May 7, 2025 are summarized below:

Investment Properties Summary
Five countries/144 properties/63.3 million square feet

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development, expansions and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its
6 Granite REIT 2025 First Quarter Report

operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

Granite has positioned itself financially to execute on its strategic plan, including to capitalize on any strategic opportunities as they arise and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder of 2025, its priorities are set out below:
•Driving FFO and net asset value (“NAV”) per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Strategically allocating free cash flow to accretive unit repurchases;
•Executing on its development project in the U.S. and assessing other development, re-development and expansion opportunities in the U.S., Europe, and the GTA;
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets while disposing of select non-core assets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets and compliance requirements.

2025 OUTLOOK

Granite is maintaining its 2025 guidance as presented on February 26, 2025. Granite’s current outlook does not significantly change assumptions relating to new leasing of vacant space which continues to be projected primarily later in the second half of 2025 and also reflects year to date financing and NCIB activity. Granite’s FFO per unit forecast represents an approximate 5% to 8% increase over 2024 and the AFFO per unit forecast represents a change of -1% to 2% over 2024 driven by higher maintenance capital expenditures relative to the prior year.

The high and low ranges of Granite’s forecast are driven by foreign currency exchange rate assumptions for the nine-month forecast period between April and December, 2025, which have been modified relative to guidance provided on February 26, 2025, reflecting a recent weakening of the Canadian dollar relative to the Euro offset by the strengthening of the Canadian dollar against the U.S. dollar.

The table below outlines Granite’s current forecast for the year ending December 31, 2025:

Measure	Current	Previously Published
EUR:CAD exchange rate (1)	1.52 to 1.58	1.45 to 1.50
USD:CAD exchange rate (1)	1.37 to 1.42	1.40 to 1.45
FFO per unit	no change	$5.70 to $5.85
AFFO per unit	no change	$4.80 to $4.95
Maintenance capital expenditures, tenant allowances and leasing commissions impacting AFFO	no change	$40.0 million
Constant currency same property NOI - cash basis, four quarter average	no change	4.5% to 6.0%
(1) Foreign exchange rate assumptions pertain to forecast period only of the respective outlook.
Granite REIT 2025 First Quarter Report 7

Granite’s 2025 forecast assumes no acquisitions and dispositions, and assumes no favourable reversals of tax provisions relating to prior years which cannot be determined at this time. Non-GAAP performance measures are included in Granite’s 2025 forecast above (see “NON-GAAP PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.
1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
8 Granite REIT 2025 First Quarter Report

2024 GRESB

*2024 GRESB scoring methodology realized significant changes versus prior year.

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and in 2024, increased to over 2,200 participants. In 2024, Granite’s score decreased by 2 points compared to the prior year as a result of significant changes to the GRESB scoring methodology, but still maintained a 1st place ranking in its peer group and a 3-star rating.

2024 GRESB Public Disclosure Report

In GRESB’s 2024 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 1st in the United States of America Industrial sector comprised of 10 reporting entities.
Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Granite’s target is to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at its properties5;
•Granite’s target is to increase the energy, emissions, water and waste data coverage across its portfolio to 50% of its income-producing portfolio by 2030 by collaborating with
5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
Granite REIT 2025 First Quarter Report 9

tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite has exceeded its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256. Solar PV systems with peak generation capacity of 49.35 MW are currently operational on Granite properties. Granite upgraded its target in 2024 to reach 50 MW of peak solar capacity by the end of 2025;
•Four beehives are installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Granite commits that all development projects controlled by Granite will be built to standards consistent with the scope of its Green Bond Framework and aims to certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB). To date, Granite has issued three green bonds totaling $1.4 billion in net proceeds. As at December 31, 2024, Granite has allocated $1.2 billion (85.2%) of green bond net proceeds to Eligible Green Projects under its Green Bond Framework;
•Granite sent all tenants an annual Sustainability Metrics Survey for the fiscal year 2024 in the first quarter of 2025. The survey is used to identify what sustainability initiatives have been implemented at each property over the past year, including those initiated by tenants. Results from the Sustainability Metrics Survey are expected in the second quarter of 2025; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 58% by floor area, or 46% by income-producing property count has been certified. Below is a list of Granite’s properties that have achieved a green certification.

Property	Size (Sq ft) in millions	Location	Certification Type	Level
Canada
Expansion to 555 Beck Crescent	0.1	Ajax, ON	Green Globes New Construction	2 Green Globes
2020 Logistics Dr.	0.8	Mississauga, ON	IREM Certified Sustainable Property	Certified
Expansion to 2095 Logistics Dr.	0.1	Mississauga, ON	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, ON	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, ON	IREM Certified Sustainable Property	Certified
4 Bowery Rd.	0.4	Brantford, ON	Green Globes New Construction	2 Green Globes
Europe
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
6    Onsite solar projects were installed at a total of 16 Granite assets as at March 31, 2025.
10 Granite REIT 2025 First Quarter Report

Property	Size (Sq ft) in millions	Location	Certification Type	Level
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
Swaardvenstraat 75	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
United States
8500 Tatum Rd.	1.0	Palmetto, GA	IREM Certified Sustainable Property	Certified
100 Clyde Alexander Lane	0.7	Pooler, GA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, GA	LEED Core and Shell Development	Certified
3090 State Highway 42	1.0	Locust Grove, GA	IREM Certified Sustainable Property	Certified
1243 Gregory Dr.	0.5	Antioch, IL	LEED Core and Shell Development	Silver
1600 Rock Creek Blvd	0.1	Joliet, IL	IREM Certified Sustainable Property	Certified
3801 Rock Creek Blvd	0.3	Joliet, IL	IREM Certified Sustainable Property	Certified
3090 State Highway 42	1.0	Locust Grove, GA	IREM Certified Sustainable Property	Certified
3900 Rock Creek Blvd.	0.3	Joliet, IL	IREM Certified Sustainable Property	Certified
905 Belle Lane	0.2	Bolingbrook, IL	Green Globes New Construction	2 Green Globes
501 Airtech Pkwy.	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, IN	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, IN	IREM Certified Sustainable Property	Certified
10566 Gateway Point	0.9	Clayton, IN	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, IN	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
3870 Ronald Reagan Pkwy.	0.6	Plainfield, IN	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, IN	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, IN	Green Globes New Construction	2 Green Globes
5400 E. 500 S.	1.0	Whitestown, IN	IREM Certified Sustainable Property	Certified
60 Logistics Blvd.	0.7	Walton, KY	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development; IREM Certified Sustainable Property	Certified; Certified
330 East Stateline Rd.	0.9	Southaven, MS	IREM Certified Sustainable Property	Certified
8650 Commerce Dr.	0.7	Southaven, MS	IREM Certified Sustainable Property	Certified
Granite REIT 2025 First Quarter Report 11

Property	Size (Sq ft) in millions	Location	Certification Type	Level
2100 Center Square Rd.	0.4	Logan Township, NJ	LEED Core and Shell Development; IREM Certified Sustainable Property	Silver; Certified
15 Commerce Pkwy.	1.3	West Jefferson, OH	LEED New Construction and Major Renovation; IREM Certified Sustainable Property	Certified; Certified
100 Enterprise Pkwy.	1.2	West Jefferson, OH	IREM Certified Sustainable Property	Certified
10 Enterprise Pkwy.	0.8	West Jefferson, OH	IREM Certified Sustainable Property	Certified
115 Enterprise Pkwy.	0.7	West Jefferson, OH	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, OH	IREM Certified Sustainable Property	Certified
601 & 673 Gateway Blvd	0.6	Groveport, OH	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, OH	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, OH	IREM Certified Sustainable Property	Certified
6201 Green Pointe Dr South	0.5	Monroe, OH	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, OH	IREM Certified Sustainable Property	Certified
8779 LeSaint Drive	0.3	Hamilton, OH	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, OR	IREM Certified Sustainable Property	Certified
12 Tradeport Rd.	1.4	Hanover Township, PA	IREM Certified Sustainable Property	Certified
41 Martha Dr.	0.8	Bethel, PA	IREM Certified Sustainable Property	Certified
250 Tradeport Rd.	0.6	Nanticoke, PA	IREM Certified Sustainable Property	Certified
4460 East Holmes Rd.	0.4	Memphis, TN	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, TN	IREM Certified Sustainable Property	Certified
100 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
120 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
150 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
2120 Logistics Way	0.8	Murfreesboro, TN	Green Globes New Construction	2 Green Globes
201 Sunridge Blvd.	0.8	Wilmer, TX	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Rd.	2.3	Dallas, TX	IREM Certified Sustainable Property	Certified
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, TX	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, TX	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, TX	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, TX	Green Globes New Construction	2 Green Globes
12 Granite REIT 2025 First Quarter Report

Property	Size (Sq ft) in millions	Location	Certification Type	Level
13250 Crosby Freeway	0.7	Houston, TX	Green Globes New Construction	2 Green Globes
Total	38.0
% of GLA	58%

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Granite contributes at least 500 local currency (USD/CAD/EUR) per income-producing property in its portfolio toward charitable donations;
•Granite operates under a hybrid working model, providing enhanced work from home flexibility during the work week;
•In September and October 2024, Granite held regional staff retreats in Amsterdam, Toronto and Dallas where internal staff and third-party consultants presented updates on recent market trends, company performance, and current projects to all employees. In addition, staff volunteered through local charitable organizations and had the opportunity to participate in various team-bonding events;
•Granite’s global staff logged 1,385 hours for training and education in 2024, supporting the personal and professional development of Granite’s employees;
•In 2024, Granite invested an average of $1,232 per employee in education and training to support its employees in their professional development and growth; and
•Granite was selected as one of Canada’s Top Small and Medium Employers for 2024 and 2025 by Mediacorp Canada. This recognition is awarded to organizations that exhibit exceptional workplace practices and policies.

Governance — Actions & Performance
•Granite’s 2023 ESG+R Report was issued on August 7, 2024 and follows the GRI framework with TCFD and SASB disclosures;
•Granite’s ESG+R Committee provides leadership over Granite’s ESG+R Program;
•Granite provides transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, and GRI;
•Granite monitors asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2024 and received a 1st place ranking in its peer group;
•With a score of 90 out of 100, Granite ranked 36th and the second top real estate entity in the 2024 Globe & Mail Board Games governance ranking, out of a total of 215 companies comprising the S&P/TSX Composite Index;
•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of unitholders consistent with those available to shareholders of a corporation pursuant to the Business Corporations Act
Granite REIT 2025 First Quarter Report 13

(British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders;
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate; and
•The Compensation, Governance and Nominating Committee provides oversight over Granite’s ESG+R program. In addition, the Audit Committee is engaged in ESG+R matters as they pertain to overall risk management and oversight. Management provides regular updates on ESG+R matters and progress against objectives or targets to the wider Board of Trustees.

Resilience — Actions & Performance
•Granite’s resilience program is aligned with the TCFD framework;
•Granite assesses physical and transition climate-change risks over the short, medium, and long term during the new acquisition due diligence process and evaluates measures to increase resiliency in Granite’s underwriting process;
•As part of Granite’s due diligence process, it assesses 100% of potential acquisitions for ESG+R and identifies areas for improvement;
•Granite regularly evaluates its properties for physical and transition climate-change risks based on thresholds for higher risk perils as a percent of total portfolio value, and establishes strategies to mitigate risks; and
•Granite uses Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generates 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

14 Granite REIT 2025 First Quarter Report

RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the unaudited condensed consolidated combined statements of net income for the three months ended March 31, 2025 and 2024, respectively:

Net Income

	Three Months Ended March 31,
(in millions, except as noted)	2025	2024	$ change
Rental revenue	$153.9	$138.9	15.0
Lease termination and close-out fees	0.8	—	0.8
Revenue	154.7	138.9	15.8
Property operating costs	29.0	24.4	4.6
Net operating income	125.7	114.5	11.2

General and administrative expenses	8.5	9.7	(1.2)
Depreciation and amortization	0.3	0.3	—
Interest income	(1.0)	(1.3)	0.3
Interest expense and other financing costs	23.6	21.6	2.0
Foreign exchange losses (gains), net	0.1	(0.3)	0.4
Fair value losses (gains) on investment properties, net	48.2	(12.7)	60.9
Fair value (gains) losses on financial instruments, net	(0.1)	2.0	(2.1)
Income before income taxes	46.1	95.2	(49.1)
Income tax expense	2.2	6.3	(4.1)
Net income	$43.9	$88.9	(45.0)

Net income (loss) attributable to:
Unitholders	43.9	89.1	(45.2)
Non-controlling interests	—	(0.2)	0.2
	$43.9	$88.9	(45.0)

Granite REIT 2025 First Quarter Report 15

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and U.S. dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and U.S. dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates			Period End Exchange Rates
	Three Months Ended March 31,			March 31,	December 31,
	2025	2024	Change	2025	2024	Change
$ per €1.00	1.510	1.464	3%	1.552	1.491	4%
$ per US$1.00	1.435	1.349	6%	1.438	1.440	—%

For the three months ended March 31, 2025 compared to the prior year period, the average exchange rates of the Euro and the U.S. dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rate of the Euro relative to the Canadian dollar on March 31, 2025 was higher when compared to the December 31, 2024 exchange rate. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European operations was higher, when compared to December 31, 2024.

The period end exchange rate of the U.S. dollar relative to the Canadian dollar on March 31, 2025 was slightly lower when compared to the December 31, 2024 exchange rate. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s U.S. operations was lower, when compared to December 31, 2024.

16 Granite REIT 2025 First Quarter Report

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months ended March 31, 2025 was as follows:

Effects of Changes in Exchange Rates on Operating Results

Three Months Ended March 31,
(in millions, except per unit information)	2025 vs 2024
Increase in revenue	$7.6
Increase in NOI - cash basis(1)	6.1
Increase in net income	2.8
Increase in FFO(1)	4.4
Increase in AFFO(1)	4.3
Increase in FFO(1) per unit	$0.07
Increase in AFFO(1) per unit	$0.07
(1)    For definitions of Granite’s non-GAAP performance measures and ratios, refer to the sections “NON-GAAP PERFORMANCE MEASURES” and “NON-GAAP RATIOS”.

Operating Results

Revenue

Revenue

For the three months ended March 31,	2025	2024	$ change
Rental revenue and amortization(1)	$126.3	$116.2	10.1
Tenant recoveries	27.6	22.7	4.9
Lease termination and close-out fees	0.8	—	0.8
Revenue	$154.7	$138.9	15.8
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Granite REIT 2025 First Quarter Report 17

Revenue for the three month period ended March 31, 2025 increased by $15.8 million to $154.7 million from $138.9 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $0.7 million from consumer price index based increases in Canada and Europe and $1.7 million from fixed contractual adjustments primarily in the United States and Canada related to rent escalations;
•the lease commencement of two expansion projects in Canada and Netherlands, and two development projects in Canada and the United States increased revenue by $1.8 million;
•revenue increased by $3.3 million due to renewal and re-leasing activities for properties primarily in Canada, the United States, and Austria;
•vacancies at four properties in the United States, Canada and Netherlands decreased revenue by $1.3 million;
•foreign exchange had a net $7.6 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $1.3 million and $6.3 million, respectively; and
•straight-line rent, and tenant recoveries and other decreased revenue by $1.3 million and increased revenue by $3.3 million, respectively.

18 Granite REIT 2025 First Quarter Report

Net Operating Income

Net operating income (“NOI”) in the three months ended March 31, 2025 was $125.7 million compared to $114.5 million during the three months ended March 31, 2024. NOI - cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI - cash basis was $123.0 million in the three months ended March 31, 2025 compared with $111.4 million in the prior year period, an increase of 10.4%.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed and classified as held for sale, or development properties during the periods under comparison. Same property NOI - cash basis in the three months ended March 31, 2025 was $121.5 million, compared with $111.2 million in the prior year period. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended March 31,
	(in millions)	2025	2024	$ change	% change
Revenue		$154.7	$138.9	15.8
Less: Property operating costs		29.0	24.4	4.6
NOI		$125.7	$114.5	11.2	9.8%
Add (deduct):
Lease termination and close-out fees		(0.8)	—	(0.8)
Straight-line rent amortization		(1.9)	(3.2)	1.3
Tenant incentive amortization		—	0.1	(0.1)
NOI - cash basis	63.3	$123.0	$111.4	11.6	10.4%
Less NOI - cash basis for:
Acquisitions	—	—	—	—
Developments	0.5	(1.5)	(0.2)	(1.3)
Dispositions and assets held for sale	—	—	—	—
Same property NOI - cash basis	62.9	$121.5	$111.2	10.3	9.3%
Constant currency same property NOI - cash basis(2)	62.9	$121.5	$116.0	5.5	4.7%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.3 million square feet as at March 31, 2025. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents cash allowance incentives provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease.

Granite REIT 2025 First Quarter Report 19

NOI - cash basis for the three months ended March 31, 2025 increased by $11.6 million to $123.0 million from $111.4 million in the prior year period, representing an increase of 10.4%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs consistent with the increase in tenant recovery revenue and the vacancies at properties in the United States, Canada and Netherlands.

Same property NOI - cash basis for the three months ended March 31, 2025 increased by $10.3 million (9.3%) to $121.5 million from $111.2 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States, Canada and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended March 31, 2025 increased by $5.5 million (4.7%) from the prior year period.

NOI - cash basis for the three month periods ended March 31, 2025 and 2024 by geography was as follows:

NOI - Cash Basis by Geography

First Quarter 2025	First Quarter 2024

Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

20 Granite REIT 2025 First Quarter Report

Same property NOI - cash basis for the three month periods ended March 31, 2025 and 2024 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended March 31,
	2025	2024	% change
Canada	$19.1	$17.8	7.3%
United States	64.1	57.2	12.1%
Austria	18.2	17.1	6.4%
Germany	9.6	9.1	5.5%
Netherlands	10.5	10.0	5.0%
Same Property NOI - cash basis	$121.5	$111.2	9.3%

Constant currency same property NOI - cash basis for the three month periods ended March 31, 2025 and 2024 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended March 31,
	2025	2024	% change
Canada	$19.1	$17.8	7.3%
United States	64.1	60.8	5.4%
Austria	18.2	17.7	2.8%
Germany	9.6	9.3	3.2%
Netherlands	10.5	10.4	1.0%
Constant Currency Same Property NOI - cash basis (1)	$121.5	$116.0	4.7%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Granite REIT 2025 First Quarter Report 21

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

For the three months ended March 31,	2025	2024	$ change
Salaries, incentives and benefits	$4.2	$4.6	(0.4)
Audit, legal and consulting	1.1	1.1	—
Trustee/director fees and related expenses including distributions	0.6	0.5	0.1
Executive unit-based compensation expense including distributions	1.5	1.2	0.3
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(0.6)	0.2	(0.8)
Other public entity costs	0.4	0.5	(0.1)
Office rents including property taxes and common area maintenance costs	0.2	0.2	—
Capital tax	0.1	0.2	(0.1)
Information technology	0.6	0.7	(0.1)
Corporate restructuring costs	—	0.2	(0.2)
Other	0.5	0.4	0.1
	$8.6	$9.8	(1.2)
Less: capitalized general and administrative expenses	(0.1)	(0.1)	—
General and administrative expenses	$8.5	$9.7	(1.2)

General and administrative expenses were $8.5 million for the three month period ended March 31, 2025 and decreased $1.2 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a decrease in the market price of the Trust’s units in the current year period compared to an increase in the market price of the Trust’s units in the prior year period;
•a decrease in salaries and benefits expense primarily due to a favourable adjustment related to the prior year’s incentive pay accruals; and
•a decrease in corporate restructuring costs primarily due to the completion of the corporate restructuring initiative in the prior year period, partially offset by;
•an increase in executive unit-based compensation expense primarily due to a higher number of restricted units (“RUs”) granted relative to the prior year quarter resulting in a higher vesting expense of the RU grants.

Interest Income

Interest income for the three month period ended March 31, 2025 decreased $0.3 million to $1.0 million from $1.3 million in the prior year period. The decrease is primarily due to lower interest rates and lower invested cash balances in the current year period relative to the prior year period.

22 Granite REIT 2025 First Quarter Report

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended March 31, 2025 increased $2.0 million to $23.6 million from $21.6 million in the prior year period. The increase was primarily due to the increase in interest expense as a result of the issuance of the October 2029 Debentures at a higher market interest rate than the interest rate of the US$185.0 million term facility that matured on December 19, 2024 (the "2024 Term Loan") it refinanced, the increase in interest resulting from draws on Granite’s Credit Facility, the decrease in capitalized interest resulting from the completion of development projects, and the general increase in foreign-denominated interest due to the weakening of the Canadian dollar against the U.S dollar and Euro, partially offset by interest savings from the issuance of the 2031 Debentures in October 2024 at lower market interest rates than the interest rate of the US$400.0 million senior unsecured non-revolving term facility maturing on September 15, 2025 (the "2025 Term Loan") it refinanced, the interest savings from the issuance of the 2026 Debentures at lower market interest rates than the interest rate of the December 2026 Term Loan it refinanced, and the partial prepayment of the September 2026 Term Loan in December 2024.

As at March 31, 2025, Granite’s weighted average cost of interest-bearing debt was 2.67% (March 31, 2024 - 2.60%) and its weighted average debt term-to-maturity was 4.1 years (March 31, 2024 - 3.6 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $0.1 million and net foreign exchange gains of $0.3 million in the three months ended March 31, 2025 and 2024, respectively. The $0.4 million increase in net foreign exchange losses is primarily due to the increase in the foreign exchange losses from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros not forming part of a net investment in a foreign operation and the increase in foreign exchange losses realized from the settlement of foreign exchange collar contracts in the current year period.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties were $48.2 million and net fair value gains on investment properties were $12.7 million in the three months ended March 31, 2025 and 2024, respectively. In the three months ended March 31, 2025, net fair value losses of $48.2 million were primarily attributable to the expansion in the discount and terminal capitalization rates at select properties across all of Granite’s markets due to market conditions, partially offset by fair market rent increases at select properties, primarily in Europe.

Net fair value gains on investment properties in the three months ended March 31, 2024 of $12.7 million were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, partially offset by the expansion in discount and terminal capitalization rates across select Granite assets largely due to market conditions.

Granite REIT 2025 First Quarter Report 23

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value gains on financial instruments for the three month period ended March 31, 2025 were $0.1 million while the net fair value losses on financial instruments for the three month period ended March 31, 2024 were $2.0 million.

The net fair value gains on financial instruments for the three months ended March 31, 2025 are related to the fair value gains from the ineffective hedge portion of the combination of the September 2026 Term Loan and the September 2026 Interest Rate Swap (as defined herein), the fair value gains from the ineffective hedge portion of the December 2026 Cross Currency Interest Rate Swap (as defined herein), and the net fair value gains on the foreign exchange collar contracts.

The net fair value losses on financial instruments for the three month period ended March 31, 2024 are related to the fair value losses from the ineffective hedge portion of the cross currency interest rate swap related to the 2024 Term Loan and the net fair value losses on the foreign exchange collar contracts, partially offset by the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and the related interest rate swap, the fair value gains from the ineffective hedge portion of the combination of the September 2026 Term Loan and the September 2026 Interest Rate Swap, and the fair value gains from the ineffective hedge portion of the December 2026 Cross Currency Interest Rate Swap.

The Trust partially employed or did not employ hedge accounting for certain derivatives and foreign exchange collars, therefore the change in fair value thereon is recognized in fair value (gains) losses on financial instruments, net, in the unaudited condensed consolidated combined statements of net income.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. As at March 31, 2025, the Trust held nine outstanding foreign exchange collar contracts (December 31, 2024 — twelve) with a notional value of US$63.0 million (December 31, 2024 — US$84.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. As at March 31, 2025, the Trust also held fifteen outstanding foreign exchange collar contracts (December 31, 2024 — twelve) with a notional value of €30.0 million (December 31, 2024 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met (see “LIQUIDITY AND CAPITAL RESOURCES - Derivatives”).

24 Granite REIT 2025 First Quarter Report

Income Tax Expense

Income tax expense is comprised of the following:

Income Tax Expense

For the three months ended March 31,	2025	2024	$ change
Foreign operations	$2.7	$2.4	0.3
Other	(0.2)	0.1	(0.3)
Current tax expense	2.5	2.5	—
Deferred tax (recovery) expense	(0.3)	3.8	(4.1)
Income tax expense	$2.2	$6.3	(4.1)

For the three months ended March 31, 2025, current tax expense remained consistent compared to the prior year period primarily due to the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period, offset by the release of a German withholding tax reserve pertaining to a prior tax year.

The increase in deferred tax recovery for the three months ended March 31, 2025 compared to the prior year period was primarily due to the change in fair value on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

Granite REIT 2025 First Quarter Report 25

Net Income Attributable to Unitholders

For the three month period ended March 31, 2025, net income attributable to unitholders was $43.9 million compared to $89.1 million in the prior year period. The decrease in net income attributable to unitholders was primarily due to a $60.9 million unfavourable change in fair value adjustments on investment properties, and a $2.0 million increase in interest expense and other financing costs, partially offset by a $11.2 million increase in net operating income, a $4.1 million decrease in income tax expense, and a $2.1 million increase in fair value gains on financial instruments. The period-over-period variance is further summarized below:

Change in Net Income Attributable to Unitholders

100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
$89.1
11.2
1.2
(0.3)
(2.0)
(0.4)
(60.9)
2.1
4.1
(0.2)
$43.9
Q1 2024
Net operating income
General and admin. expenses
Interest income
Interest expense and other financing costs
Foreign exchange losses, net
Fair value losses on investment properties, net
Fair value gains on financial instruments, net
Income tax expense
Non-controlling interest and other
Q1 2025

26 Granite REIT 2025 First Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to unitholders to FFO and AFFO for the three months ended March 31, 2025 and 2024, respectively, is presented below:

FFO and AFFO Reconciliation

For the three months ended March 31,		2025	2024
(in millions, except per unit information)
Net income attributable to unitholders		$43.9	$89.1
Add (deduct):
Fair value losses (gains) on investment properties, net		48.2	(12.7)
Fair value (gains) losses on financial instruments, net		(0.1)	2.0
Deferred tax (recovery) expense		(0.3)	3.8
Fair value remeasurement of the Executive Deferred Unit Plan		(0.3)	0.2
Fair value remeasurement of the Directors Deferred Unit Plan		(0.3)	—
Corporate restructuring costs		—	0.2
Non-controlling interests relating to the above		(0.1)	(0.2)
FFO	[A]	$91.0	$82.4
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.4)	(0.6)
Leasing costs		(0.3)	(0.2)
Tenant allowances		—	(0.6)
Tenant incentive amortization		—	0.1
Straight-line rent amortization		(1.9)	(3.2)
Non-controlling interests relating to the above		—	—
AFFO	[B]	$88.4	$77.9

Per unit amounts:
Basic and diluted FFO per unit	[A]/[C] and [A]/[D]	$1.46	$1.30
Basic AFFO per unit	[B]/[C]	$1.42	$1.23
Diluted AFFO per unit	[B]/[D]	$1.41	$1.22
Basic weighted average number of units	[C]	62.3	63.4
Diluted weighted average number of units	[D]	62.5	63.6

Granite REIT 2025 First Quarter Report 27

Funds From Operations

FFO for the three month period ended March 31, 2025 was $91.0 million ($1.46 per unit) compared to $82.4 million ($1.30 per unit) in the prior year period. The $8.6 million ($0.16 per unit) increase in the FFO components is summarized below:

Change in FFO

28 Granite REIT 2025 First Quarter Report

Adjusted Funds From Operations

AFFO for the three month period ended March 31, 2025 was $88.4 million ($1.41 per unit) compared to $77.9 million ($1.22 per unit) in the prior year period. The $10.5 million ($0.19 per unit) increase in AFFO components is summarized below:

Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $8.6 million increase in FFO, as noted previously;
•a $1.2 million increase in AFFO from a decrease in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to the expiration of rent-free periods relating to lease renewals in the United States and Canada and a new lease for a completed development property in Canada in the prior year period;
•a $0.6 million increase in AFFO from a decrease in tenant allowances incurred in the current year period relative to the prior year period; and
•a $0.2 million increase in AFFO from lower maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period, partially offset by;
•a $0.1 million decrease in AFFO primarily from higher leasing costs in the current year period primarily related to properties in the United States.

Granite REIT 2025 First Quarter Report 29

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties and development properties. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Development properties are comprised of both properties under development and land held for development:

i.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval for its second phase of development for up to 0.7 million square feet;
ii.a 68.7 acre site in Houston, Texas where Granite is currently seeking site plan approval and continues its site infrastructure work for the future phases of development for up to 0.7 million square feet;
iii.a 30.8 acre site in Houston, Texas where Granite is currently seeking the site plan approval and continues its site infrastructure work at its 0.4 million square foot, 36’ clear height, state-of-the-art modern distribution facility expected to be completed in the fourth quarter of 2026;
iv.12.9 acres of development land in West Jefferson, Ohio;
v.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
vi.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

30 Granite REIT 2025 First Quarter Report

Summary attributes of the investment properties as at March 31, 2025 and December 31, 2024 are as follows:

Investment Properties Summary

As at March 31, 2025 and December 31, 2024	2025	2024
(in millions, except as noted)
Investment properties - fair value	$9,441.2	$9,397.3
Income-producing properties	9,335.7	9,297.1
Development properties(4)	105.5	100.2
Overall capitalization rate(1)	5.4%	5.3%

Number of investment properties	144	143
Income-producing properties	138	138
Development properties(4)	6	5

Property metrics
GLA, square feet	63.3	63.3
Occupancy, by GLA	94.8%	94.9%
Committed occupancy, by GLA(3)	94.8%	95.0%
Weighted average lease term in years, by square footage	5.6	5.7
Total number of tenants	121	120
Magna as a percentage of annualized revenue(2)	27%	26%
Magna as a percentage of GLA	19%	19%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(3)    Committed occupancy as at May 7, 2025.
(4)    Development properties include properties under development and land held for development.

Granite REIT 2025 First Quarter Report 31

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at March 31, 2025 and December 31, 2024 was as follows:

Fair Value of Investment Properties by Geography (1)

March 31, 2025	December 31, 2024
(1)    Number of properties denoted in parentheses.

The change in the fair value of investment properties by geography during the three months ended March 31, 2025 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2025	Capital and leasing expenditures	Developments and expansion	Straight-line rent & other	Fair value gains (losses)	Foreign exchange	March 31, 2025
Income-Producing Properties
Canada	$2,032.2	$0.2	$—	$0.6	$(14.8)	$—	$2,018.2
USA	5,023.2	1.0	—	1.3	(17.6)	(9.1)	4,998.8
Austria	834.5	—	—	—	(10.8)	34.6	858.3
Germany	625.7	0.1	—	0.1	(8.7)	25.8	643.0
Netherlands	781.5	0.1	—	(0.1)	3.7	32.2	817.4
	9,297.1	1.4	—	1.9	(48.2)	83.5	9,335.7
Development Properties
USA	20.4	—	5.0	—	—	—	25.4
Canada	79.8	—	0.3	—	—	—	80.1
	100.2	—	5.3	—	—	—	105.5
Total	$9,397.3	$1.4	$5.3	$1.9	$(48.2)	$83.5	$9,441.2

32 Granite REIT 2025 First Quarter Report

During the three months ended March 31, 2025, the fair value of investment properties increased by $43.9 million primarily due to:
•foreign exchange gains of $83.5 million resulting from the relative weakening of the Canadian dollar against the Euro, partially offset by the slight strengthening of the Canadian dollar against the US dollar;
•development additions of $5.3 million primarily relating to a property under development in the United States and two continuing development projects in Canada (see “SIGNIFICANT MATTERS - Construction and Development Commitments”); and
•income-producing property additions of $1.4 million relating to capital projects and leasing activity at properties primarily in the United States, partially offset by;
•net fair value losses of $48.2 million, which were primarily attributable to the expansion in the discount and terminal capitalization rates at select properties across all of Granite’s markets due to market conditions, partially offset by fair market rent increases at select properties, primarily in Europe.

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months ended March 31, 2025. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 3 to the unaudited condensed consolidated combined financial statements for the three months ended March 31, 2025. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at March 31, 2025 and December 31, 2024 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at March 31, 2025 and December 31, 2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Overall capitalization rate(1)(2)	5.12%	5.06%	5.07%	4.91%	7.26%	7.09%	6.15%	6.03%	5.41%	5.32%
Terminal capitalization rate(1)	6.07%	6.02%	5.97%	5.93%	6.66%	6.62%	7.24%	7.24%	6.16%	6.11%
Discount rate(1)	7.00%	6.95%	7.32%	7.10%	8.15%	7.88%	8.59%	8.36%	7.22%	7.11%

Granite REIT 2025 First Quarter Report 33

Valuation Metrics by Region

As at March 31, 2025	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$2,018.2	$4,998.8	$858.3	$643.0	$817.4	$9,335.7
Overall capitalization rate (1)(2)	4.34%	5.30%	8.44%	5.92%	5.15%	5.41%

As at December 31, 2024	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$2,032.2	$5,023.2	$834.5	$625.7	$781.5	$9,297.1
Overall capitalization rate (1)(2)	4.20%	5.26%	8.30%	5.80%	5.15%	5.32%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at March 31, 2025 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	8,459.7	8,908.7	8,993.7
+25 bps	8,871.4	9,113.5	9,162.7
Base rate	$9,335.7	$9,335.7	$9,335.7
-25 bps	9,870.3	9,577.7	9,512.9
-50 bps	10,511.2	9,842.2	9,694.4

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio and to generate new revenue streams and/or increase the productivity of a property. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

34 Granite REIT 2025 First Quarter Report

Included in total capital expenditure and leasing cost additions to income-producing properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to income-producing properties to those included in AFFO for the three months ended March 31, 2025 and 2024 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended March 31,
	2025	2024
Additions to income-producing properties:
Leasing costs	$0.7	$0.5
Tenant improvements (1)	0.3	0.6
Maintenance capital expenditures	0.4	0.6
Other capital expenditures	—	7.2
	$1.4	$8.9
Less:
Leasing costs and tenant improvements related to completed development activities	(0.7)	(0.3)
Capital expenditures related to expansions and completed developments	—	(7.2)
Capital expenditures and leasing costs included in AFFO	$0.7	$1.4
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditure and leasing cost additions to income-producing properties by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q1 '25	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23
Total capital expenditures incurred		$0.4	$5.1	$10.0	$15.4	$7.8	$(1.8)	$8.7	$18.6
Total leasing costs and tenant improvements incurred		1.0	8.6	1.6	5.6	1.1	5.3	2.7	3.0
Total additions to income-producing properties	[A]	$1.4	$13.7	$11.6	$21.0	$8.9	$3.5	$11.4	$21.6
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions, expansions and completed developments and other		(0.7)	(2.4)	(6.4)	(13.9)	(7.5)	2.5	(4.7)	(17.1)
Capital expenditures and leasing costs included in AFFO	[B]	$0.7	$11.3	$5.2	$7.1	$1.4	$6.0	$6.7	$4.5
GLA, square feet	[C]	63.3	63.3	63.3	63.3	63.3	62.9	62.9	62.9
$ total incurred per square foot	[A]/[C]	$0.02	$0.22	$0.18	$0.33	$0.14	$0.06	$0.18	$0.34
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.01	$0.18	$0.08	$0.11	$0.02	$0.10	$0.11	$0.07

Granite REIT 2025 First Quarter Report 35

Development and Expansion Projects

The attributes of Granite’s development properties as at March 31, 2025 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at March 31, 2025	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at March 31, 2025
Development Properties
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	4.7	5.9	26.1	32.0	N/A
Houston, TX (Future Phases)	68.7	0.7	Q3 2023	TBD	1.2	4.5	10.6	15.1	N/A
Houston, TX (Phase III Building 5)	30.8	0.4	Q1 2025	Q4 2026	4.9	64.5	7.1	71.6	7.5%
	133.4	1.8			$10.8	$74.9	$43.8	$118.7	N/A
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the first quarter of 2025:

•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet;

•Granite continued the site plan approval process and site infrastructure work for the future phases of its site in Houston, Texas for up to 0.7 million square feet; and

•Granite continued the site plan approval and site infrastructure work at its 0.4 million square foot, 36’ clear height, state-of-the-art modern distribution facility in Houston, Texas. The build-to-suit facility being constructed for a global consumer food product company is expected to be completed in the fourth quarter of 2026.

Leasing Profile

Magna, Granite’s Largest Tenant

As at March 31, 2025, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2024 - 27) of Granite’s income-producing properties and comprised 27% (December 31, 2024 - 26%) of Granite’s annualized revenue and 19% (December 31, 2024 - 19%) of Granite’s GLA.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed by Morningstar DBRS and A- credit rating with a negative outlook by S&P Global Ratings. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company;
36 Granite REIT 2025 First Quarter Report

however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, as at March 31, 2025, Granite had 120 other tenants from various industries that in aggregate comprised 73% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at March 31, 2025.
Granite’s top 10 tenants by annualized revenue as at March 31, 2025 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)(3)	Credit Rating(1)(2)
Magna	26.5%	19.2%	6.4	A-
Amazon	4.0%	3.9%	13.9	AA
Mars Petcare US	2.6%	3.5%	5.3	NR
True Value Company	2.1%	2.2%	15.9	NR
Ceva Logistics US Inc.	1.9%	1.6%	1.8	B1
ADESA	1.8%	0.3%	4.3	B
Light Mobility Solutions GmbH	1.6%	1.3%	10.7	NR
Restoration Hardware	1.6%	1.9%	3.1	B3
Hanon Systems	1.5%	0.7%	5.9	AA-
Samsung Electronics America	1.5%	1.2%	1.5	AA-
Top 10 Tenants	45.1%	35.8%	7.0
(1)    Credit rating is quoted on the S&P Global Ratings rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
(3)    Weighted average lease term-to-maturity.
Granite REIT 2025 First Quarter Report 37

Lease Expiration

As at March 31, 2025, Granite’s portfolio had a weighted average lease term by square footage of 5.6 years (December 31, 2024 - 5.7 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2025		2026		2027		2028		2029		2030		2031 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	7,007	34	82.8	166	1,259	10.8	573	6.2	529	7.0	649	9.7	817	13.1	42	0.6	2,972	35.4
Canada-committed (1)	—	—	—	—	(1,110)	(9.4)	—	—	—	—	—	—	—	—	1,110	9.4	—	—
Canada - net	7,007	34	82.8	166	149	1.4	573	6.2	529	7.0	649	9.7	817	13.1	1,152	10.0	2,972	35.4
Canada - committed vacancy(2)				(20)	—	—	—	—	—	—	—	—	—	—	—	—	20	—
Canada - net with committed vacancy				146	149	1.4	573	6.2	529	7.0	649	9.7	817	13.1	1,152	10.0	2,992	35.4
United States	38,821	81	258.5	3,042	2,938	19.1	3,309	27.0	2,642	17.4	7,409	47.3	5,515	44.5	1,879	10.6	12,087	92.6
United States -committed (1)	—	—	—	—	(1,902)	(10.3)	(248)	(1.7)	—	—	1,158	6.0	—	—	744	4.3	248	1.7
United States - net	38,821	81	258.5	3,042	1,036	8.8	3,061	25.3	2,642	17.4	8,567	53.3	5,515	44.5	2,623	14.9	12,335	94.3
Austria	7,458	9	74.8	—	—	—	389	3.2	802	11.6	806	9.9	379	4.6	—	—	5,082	45.5
Austria-committed (1)	—	—	—	—	—	—	(301)	(2.2)	—	—	—	—	—	—	—	—	301	2.2
Austria-net	7,458	9	74.8	—	—	—	88	1.0	802	11.6	806	9.9	379	4.6	—	—	5,383	47.7
Germany	4,666	15	39.4	—	316	2.8	1,021	6.6	290	2.3	335	2.7	308	2.4	714	5.3	1,682	17.3
Germany-committed (1)	—	—	—	—	(195)	(2.0)	—	—	—	—	—	—	—	—	195	2.0	—	—
Germany-net	4,666	15	39.4	—	121	0.8	1,021	6.6	290	2.3	335	2.7	308	2.4	909	7.3	1,682	17.3
Netherlands	5,376	22	45.4	114	663	6.8	361	2.1	1,125	8.8	314	3.4	500	3.6	1,077	10.3	1,221	10.4
Netherlands - committed (1)	—	—	—	—	(628)	(6.0)	—	—	—	—	—	—	—	—	628	6.0	—	—
Netherlands - net	5,376	22	45.4	114	35	0.8	361	2.1	1,125	8.8	314	3.4	500	3.6	1,705	16.3	1,221	10.4
Total - Gross	63,328	161	500.9	3,322	5,176	39.5	5,653	45.1	5,388	47.1	9,513	73.0	7,519	68.2	3,712	26.8	23,044	201.2
Total-committed (1)	—	—	—	—	(3,835)	(27.7)	(549)	(3.9)	—	—	1,158	6.0	—	—	2,677	21.7	549	3.9
Total-Net, March 31, 2025	63,328	161	500.9	3,322	1,341	11.8	5,104	41.2	5,388	47.1	10,671	79.0	7,519	68.2	6,389	48.5	23,593	205.1
Total-Committed vacancy (2)				(20)	—	—	—	—	—	—	—	—	—	—	—	—	20	—
Total-Committed occupancy(3)				3,302	1,341	11.8	5,104	41.2	5,388	47.1	10,671	79.0	7,519	68.2	6,389	48.5	23,613	205.1
% of portfolio as at March 31, 2025:
* by sq ft (in %)	100.0			5.2	2.1		8.1		8.5		16.9		11.9		10.1		37.2
* by Annualized Revenue (in %)			100.0			2.4		8.2		9.4		15.8		13.6		9.7		40.9
% of committed portfolio as at May 7, 2025(3)
* by sq ft (in %)	100.0			5.2	2.1		8.1		8.5		16.9		11.9		10.1		37.2
(1) Committed represents leases signed on expiring GLA up to the current period end.
(2) Committed vacancy represents leases commencing after the current period end, signed up until the date of the MD&A, on vacant GLA.
(3) Committed occupancy includes net occupancy as at the current period end and committed vacancy as noted above.

38 Granite REIT 2025 First Quarter Report

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three months ended March 31, 2025.

Occupancy Roll Forward for Q1 2025

	Three Months Ended March 31, 2025
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2025	7,007	38,821	7,472	4,666	5,376	63,342
Vacancy, Jan 1, 2025	(166)	(2,925)	—	—	(114)	(3,205)
Occupancy, Jan 1, 2025	6,841	35,896	7,472	4,666	5,262	60,137
Occupancy %, Jan 1, 2025	97.6%	92.5%	100.0%	100.0%	97.9%	94.9%
Occupied remeasurement	—	—	(14)	—	—	(14)
Expiries	(24)	(930)	—	—	(34)	(988)
Renewals	24	678	—	—	34	736
New Leases	—	135	—	—	—	135
Occupancy, March 31, 2025	6,841	35,779	7,458	4,666	5,262	60,006
Total portfolio size, March 31, 2025	7,007	38,821	7,458	4,666	5,376	63,328
Occupancy %, March 31, 2025	97.6%	92.2%	100.0%	100.0%	97.9%	94.8%
Committed vacancy, May 7, 2025	20	—	—	—	—	20
Committed occupancy, May 7, 2025	6,861	35,779	7,458	4,666	5,262	60,026
Committed occupancy %, May 7, 2025	97.9%	92.2%	100.0%	100.0%	97.9%	94.8%

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three months ended March 31, 2025.

New and Renewal Lease Spreads

	Three Months Ended March 31, 2025
	Sq Ft (in thousands)	Rental Rate Spread(1)
Canada	24	116%
United States	678	7%
Austria	—	—%
Germany	—	—%
Netherlands	34	—%
Total	736	10%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.

The leasing activity in Canada for the three months ended March 31, 2025 relates to one fair market rent lease renewal. The leasing activity in the United States for the three months ended March 31, 2025 relates to one contractual fixed rate lease renewal. In the Netherlands, the leasing activity for the three months ended March 31, 2025 relates to two renewals of short-term leases at Granite’s property in Utrecht.

Granite REIT 2025 First Quarter Report 39

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	March 31, 2025	December 31, 2024	March 31, 2024	WALT (years)(3)
Canada	$12.10	$12.00	$10.57	6.5
United States	$5.05	$5.02	$4.87	5.7
Austria	€6.46	€6.45	€6.38	7.2
Germany	€5.44	€5.42	€5.37	5.4
Netherlands	€5.55	€5.54	€5.43	5.1
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     Weighted average lease term-to-maturity as at March 31, 2025.

As at March 31, 2025, the weighted average in-place rental rates increased in all jurisdictions when compared with the rates noted in December 31, 2024 and March 31, 2024. The increases are driven by lease renewals, new leasing at Granite’s completed developments, and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in all regions.

40 Granite REIT 2025 First Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,110.7 million as at March 31, 2025 compared to $1,123.4 million at December 31, 2024, as summarized below:

Sources of Available Liquidity
As at March 31, 2025 and December 31, 2024	2025	2024
Cash and cash equivalents	$123.1	$126.2
Unused portion of Credit Facility	987.6	997.2
Available liquidity (1)	$1,110.7	$1,123.4
Additional sources of liquidity:
Unencumbered assets(2)	$9,441.2	$9,397.3
(1)    Represents a non-GAAP performance measure. For definitions of Granite’s non-GAAP performance measures, refer to the section “NON-GAAP PERFORMANCE MEASURES”.
(2)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects, to refinance or repay its unsecured debt maturities, for unit repurchases under its NCIB, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Granite REIT 2025 First Quarter Report 41

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended March 31,
	2025	2024	$ change
Cash and cash equivalents, beginning of period	$126.2	$116.1	10.1
Cash provided by operating activities	108.9	84.0	24.9
Cash used in investing activities	(5.8)	(8.1)	2.3
Cash used in financing activities	(107.9)	(52.9)	(55.0)
Effect of exchange rate changes on cash and cash equivalents	1.7	0.8	0.9
Cash and cash equivalents, end of period	$123.1	$139.9	(16.8)

Operating Activities

During the three month period ended March 31, 2025, operating activities generated cash of $108.9 million compared to $84.0 million in the prior year period. The increase of $24.9 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in NOI - cash basis of $11.6 million;
•a decrease of $5.3 million in interest paid primarily due to the change in interest payment terms resulting from the replacement of the term loans, previously requiring monthly interest payments, with the newly issued debentures, which have interest payable semi-annually in April and October;
•a decrease of $8.3 million of cash used in working capital changes primarily due to timing of payments and receipts; and
•a decrease of $0.7 million in general and administrative expenses, excluding the impact of unit-based compensation, partially offset by;
•an increase of $0.7 million of income taxes paid;
•an increase of $0.4 million of foreign exchange losses; and
•a decrease of $0.3 million in interest income generally due to lower interest rates in the current year period relative to the prior year period.

Investing Activities

Investing activities for the three month period ended March 31, 2025 used cash of $5.8 million and primarily related to the following:
•additions to income-producing properties paid of $0.5 million primarily attributable to ongoing maintenance capital in the United States and Europe;
•additions to development properties paid of $0.5 million, primarily attributable to Granite’s ongoing development projects in Canada and the United States; and
•leasing costs paid of $4.8 million primarily relating to leasing activity at a development property in the United States.

42 Granite REIT 2025 First Quarter Report

Investing activities for the three month period ended March 31, 2024 used cash of $8.1 million and primarily related to the following:
•additions to income-producing properties paid of $4.7 million, primarily attributable to ongoing maintenance and expansion capital in Canada, the United States and Europe;
•additions to development properties paid of $1.6 million, primarily attributable to Granite’s ongoing development projects in Canada and the United States;
•the final settlement relating to a previously completed acquisition of $0.7 million; and
•tenant allowances paid of $0.6 million primarily relating to tenant improvement activity for a property in the United States.

Financing Activities

Cash used in financing activities for the three month period ended March 31, 2025 of $107.9 million was primarily comprised of:
•$53.1 million of monthly distribution payments;
•$300.0 million used for the repayment of the December 2026 Term Loan;
•$63.6 million used for the repurchase of units under the NCIB; and
•$0.4 million of financing costs paid for the extension of Granite’s Credit Facility, partially offset by;
•$299.3 million of net proceeds received from the issuance of the 2026 Debentures; and
•$10.0 million of net draws on the Credit Facility.
Cash used in financing activities for the three month period ended March 31, 2024 of $52.9 million was largely comprised of $52.3 million of monthly distribution payments, and financing fees paid for the extension of Granite’s Credit Facility of $0.4 million.

Granite REIT 2025 First Quarter Report 43

Debt Structure

Granite’s debt structure and key debt metrics as at March 31, 2025 and December 31, 2024 were as follows:

Summary Debt Structure and Debt Metrics
As at March 31, 2025 and December 31, 2024		2025	2024
Unsecured debt, net		$3,092.1	$3,078.5
Derivatives, net (4)		35.3	(25.1)
Lease obligations		34.7	34.4
Total unsecured debt	[A]	$3,162.1	$3,087.8
Secured debt		—	—
Total debt (1)(4)	[B]	$3,162.1	$3,087.8
Less: cash and cash equivalents		123.1	126.2
Net debt(1)(4)	[C]	$3,039.0	$2,961.6
Investment properties	[D]	$9,441.2	$9,397.3
Unencumbered Assets(5)	[E]	$9,441.2	$9,397.3
Trailing 12-month adjusted EBITDA(1)	[F]	$448.2	$437.4
Interest expense		$91.8	$89.9
Interest income		(6.8)	(7.1)
Trailing 12-month interest expense, net	[G]	$85.0	$82.8

Debt metrics
Leverage ratio(2)	[B]/[D]	33%	33%
Net leverage ratio(2)	[C]/[D]	32%	32%
Interest coverage ratio(2)	[F]/[G]	5.3x	5.3x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.0x	3.0x
Indebtedness ratio(2)	[B]/[F]	7.1x	7.1x
Weighted average cost of debt(3)		2.67%	2.74%
Weighted average debt term-to-maturity, in years(3)		4.1	4.3
Ratings and outlook
Morningstar DBRS		BBB (high) stable	BBB (high) stable
(1)    Represents a non-GAAP measure. For definitions of Granite’s non-GAAP measures, refer to the section “NON-GAAP PERFORMANCE MEASURES”.
(2)     Represents a non-GAAP ratio. For definitions of Granite’s non-GAAP ratios, refer to the section “NON-GAAP RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

44 Granite REIT 2025 First Quarter Report

Unsecured Debt

2026 Debentures

On February 4, 2025, Granite LP issued $300.0 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at Daily Compounded CORRA plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026. As at March 31, 2025, all of the 2026 Debentures remained outstanding and the balance, net of deferred financing costs, was $299.2 million.

2031 Debentures

On October 4, 2024, Granite LP issued $550.0 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (the "2031 Debentures"). Interest on the 2031 Debentures is payable semi-annually in arrears on April 4 and October 4 of each year. As at March 31, 2025, all of the 2031 Debentures remained outstanding and the balance, net of deferred financing costs, was $547.2 million.

October 2029 Debentures

On October 4, 2024, Granite LP issued $250.0 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures"). Interest on the October 2029 Debentures is payable semi-annually in arrears on April 4 and October 4 of each year. As at March 31, 2025, all of the October 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $248.8 million.

April 2029 Debentures

On October 12, 2023, Granite LP issued $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “April 2029 Debentures”). Interest on the April 2029 Debentures is payable semi-annually in arrears on April 12 and October 12 of each year. As at March 31, 2025, all of the April 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.1 million.

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Euro Interbank Offered Rate (“EURIBOR”) plus a margin and is payable monthly in arrears. On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled. As at March 31, 2025, €60.0 million has been drawn and the balance, net of deferred financing costs, was $93.0 million.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of
Granite REIT 2025 First Quarter Report 45

each year. As at March 31, 2025, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.6 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior unsecured debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. As at March 31, 2025, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.2 million.

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior unsecured debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. As at March 31, 2025, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $499.0 million.

December 2026 Term Loan

On February 4, 2025, Granite LP repaid in full, without penalty, the outstanding $300.0 million aggregate principal amount of the December 2026 Term Loan using the net proceeds from the issuance of the 2026 Debentures.

The 2026 Debentures, 2027 Debentures, 2028 Debentures, April 2029 Debentures, October 2029 Debentures, 2030 Debentures, 2031 Debentures, and September 2026 Term Loan rank pari passu with all of the Granite LP’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

Credit Facility

On March 28, 2025, the Trust amended the Credit Facility to extend the maturity date by one year to March 31, 2030, with a limit of $1.0 billion.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2030, the Trust has the option to extend the maturity date by one year to March 31, 2031, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at March 31, 2025, the Trust had $10.0 million drawn and $2.4 million in letters of credit issued against the Credit Facility.

46 Granite REIT 2025 First Quarter Report

Derivatives

Granite has entered into derivatives including cross currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. In addition, Granite has entered into zero-cost foreign exchange collars to hedge a portion of the currency exposure of foreign-based AFFO and to provide protection against potential declining values of the US dollar and Euro.

The below table summarizes Granite’s derivative arrangements outstanding as at March 31, 2025 and December 31, 2024:

								March 31,	December 31,
As at								2025	2024
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
September 2026 Interest Rate Swap (1) (2)			4.333%			EURIBOR plus margin	Sept. 8, 2026	$(1,753)	$(1,502)
December 2026 Cross Currency Interest Rate Swap (5)	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin	Dec. 11, 2026	(5,879)	9,499
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	(15,283)	(13,255)
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(12,798)	(11,941)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	(8,135)	5,270
April 2029 Cross Currency Interest Rate Swap (3)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(18,589)	(5,594)
October 2029 Cross Currency Interest Rate Swap (4)	167,400	EUR	3.494%	250,000	CAD	3.999%	Oct. 4, 2029	(7,080)	(6)
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	34,193	42,606
								$(35,324)	$25,077
(1)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the "September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(2)On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled.
(3)On October 12, 2023, Granite LP entered into a cross currency interest rate swap (the "April 2029 Cross Currency Interest Rate Swap") to exchange the Canadian dollar denominated principal and interest payments of the April 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(4)On October 4, 2024, Granite LP entered into a cross currency interest rate swap (the "October 2029 Cross Currency Interest Rate Swap”) to exchange the Canadian dollar denominated principal and interest payments of the October 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 3.494%.
(5)On February 4, 2025, Granite LP issued the 2026 Debentures at a floating rate of interest of CORRA plus 0.77% and used the net proceeds from the offering to repay in full, without penalty, the December 2026 Term Loan. In combination with the 2026 Debentures, the all-in effective fixed interest rate is 0.27%.

Granite REIT 2025 First Quarter Report 47

The below table summarizes Granite’s zero-cost foreign exchange collars outstanding as at March 31, 2025 and March 31, 2024:

Foreign Exchange Collars
March 31, 2025
USDCAD Foreign Exchange Collars
Months Hedged	Monthly Amount (US$)	Total Notional Amount (US$)	Protection Rate	Participation Rate
April to December 2025	7.0	63.0	1.3567	1.4383

EURCAD Foreign Exchange Collars
Months Hedged	Monthly Amount (€)	Total Notional Amount (€)	Protection Rate	Participation Rate
April to December 2025	2.0	18.0	1.4600	1.5661
January to June 2026	2.0	12.0	1.5100	1.5975

March 31, 2024
USDCAD Foreign Exchange Collars
Months Hedged	Monthly Amount (US$)	Total Notional Amount (US$)	Protection Rate	Participation Rate
April to June 2024	6.0	18.0	1.3100	1.4122

EURCAD Foreign Exchange Collars
Months Hedged	Monthly Amount (€)	Total Notional Amount (€)	Protection Rate	Participation Rate
April to December 2024	2.0	18.0	1.4400	1.5703

48 Granite REIT 2025 First Quarter Report

Debt Maturity Profile

As at March 31, 2025, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	—%	13%	16%	16%	21%	16%	18%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio remained consistent at 5.3x as at March 31, 2025 when compared to December 31, 2024. Granite’s leverage and indebtedness ratios remain stable and consistent with December 31, 2024. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, unsecured term loans, and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at March 31, 2025, Granite was in compliance with all of these covenants.

Credit Ratings

On March 26, 2025, Morningstar DBRS confirmed Granite LP’s Issuer Rating and credit ratings on the 2026 Debentures, the 2027 Debentures, the 2028 Debentures, the April 2029 Debentures, the October 2029 Debentures, the 2030 Debentures, and the 2031 Debentures as BBB(high) with stable trends.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Granite REIT 2025 First Quarter Report 49

Unitholders’ Equity

Outstanding Units

As at May 7, 2025, the Trust had 61,320,496 units issued and outstanding.

As at May 7, 2025, the Trust had 116,757 restricted units (representing the right to receive 116,757 units) and 114,283 performance units (representing the right to receive a maximum of 228,566 units) outstanding under the Trust’s Executive Deferred Unit Plan. The Executive Deferred Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at May 7, 2025, the Trust had 143,042 deferred share units (representing the right to receive 143,042 units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2833 per unit. For 2025, based on its current monthly rate, Granite expects to make total annual distributions of $3.40 per unit. Total distributions declared to unitholders in the three month periods ended March 31, 2025 and 2024 were $52.8 million or $0.8499 per unit and $52.3 million or $0.8250 per unit, respectively.

The distributions declared in April 2025 in the amount of $17.4 million or $0.2833 per unit will be paid on May 15, 2025.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended March 31,
	2025	2024
Net Income	$43.9	$88.9
Cash flows provided by operating activities	108.9	84.0
Monthly cash distributions paid and payable	(52.8)	(52.3)
Cash flows from operating activities in excess of distributions paid and payable	$56.1	$31.7

Monthly distributions for the three month periods ended March 31, 2025 and 2024 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS Accounting Standards recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.
50 Granite REIT 2025 First Quarter Report

Normal Course Issuer Bid

On May 22, 2024, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid. Following completion of the Arrangement, the NCIB has continued as a NCIB of Granite REIT for the purchase of units. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase units for the period May 24, 2023 to May 23, 2024.
During the three months ended March 31, 2025, Granite repurchased 930,969 units at an average unit cost of $68.30 for total consideration of $63.6 million, excluding commissions and taxes on net repurchases of units. During the three months ended March 31, 2024, there were no unit repurchases under the NCIB.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at March 31, 2025, the Trust had $2.4 million in letters of credit outstanding. As at March 31, 2025, the Trust's contractual commitments totaled $69.0 million which comprised of costs to complete its ongoing construction and development projects. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 7 and 14 to the unaudited condensed consolidated combined financial statements for the three months ended March 31, 2025.

Granite REIT 2025 First Quarter Report 51

NON-GAAP PERFORMANCE MEASURES

The following non-GAAP performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-GAAP performance measures are not defined by IFRS Accounting Standards and do not have standard meanings. The Trust’s method of calculating non-GAAP performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-GAAP performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, foreign exchange gains (losses) on certain monetary items not forming part of a net investment in a foreign operation, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS Accounting Standards dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to unitholders. FFO is reconciled to net income, which is the most directly comparable GAAP measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.

Adjusted funds from operations

AFFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to unitholders including all adjustments used to calculate FFO noted above, and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines, except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable GAAP measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.

52 Granite REIT 2025 First Quarter Report

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable GAAP measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as development properties or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP performance measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Granite REIT 2025 First Quarter Report 53

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, foreign exchange gains (losses) on certain monetary items not forming part of a net investment in a foreign operation, corporate restructuring costs and certain other items, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended March 31, 2025 and December 31, 2024	2025	2024
Net income attributable to unitholders	$315.4	$360.6
Add (deduct):
Interest expense and other financing costs	91.8	89.9
Interest income	(6.8)	(7.1)
Income tax expense	26.8	30.9
Depreciation and amortization	1.3	1.3
Lease termination and close-out fees	(1.3)	(0.5)
Fair value losses (gains) on investment properties, net	7.9	(53.0)
Fair value (gains) on financial instruments, net	(7.2)	(5.2)
Foreign exchange losses on certain monetary items	16.7	16.7
Corporate restructuring costs	3.3	3.5
Loss on sale of investment properties	—	—
Non-controlling interests relating to the above	0.3	0.3
Adjusted EBITDA	$448.2	$437.4

Available Liquidity

Available liquidity is a non-GAAP performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

Total Debt and Net Debt

Total debt is a non-GAAP performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

54 Granite REIT 2025 First Quarter Report

NON-GAAP RATIOS

The following non-GAAP ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-GAAP ratios are not defined by IFRS Accounting Standards and do not have standard meanings. The Trust’s method of calculating non-GAAP ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-GAAP ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-GAAP performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended March 31,
		2025	2024
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$52.8	$52.3
FFO	[B]	91.0	82.4
AFFO	[C]	88.4	77.9

FFO payout ratio	[A]/[B]	58%	63%
AFFO payout ratio	[A]/[C]	60%	67%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-GAAP performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-GAAP performance measure) divided by Adjusted EBITDA (a non-GAAP performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-GAAP performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s
Granite REIT 2025 First Quarter Report 55

degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the condensed consolidated combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could be materially different from those estimates and require an adjustment to the recognized amounts in the period of change.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(j) of the audited consolidated combined financial statements for the year ended December 31, 2024. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited consolidated combined financial statements for the year ended December 31, 2024. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

56 Granite REIT 2025 First Quarter Report

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on these appraisals but uses them as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. There has been no change in the valuation methodology used during the three months ended March 31, 2025. Refer to the “INVESTMENT PROPERTIES” section and note 3 of the unaudited condensed consolidated combined financial statements for the three months ended March 31, 2025 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the unaudited condensed consolidated combined balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax
Granite REIT 2025 First Quarter Report 57

laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the unaudited condensed consolidated combined balance sheets and also the deferred income tax expense in the unaudited condensed consolidated combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Changes in Accounting Standards

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of profit or loss where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard also requires aggregation and disaggregation of information, and disclosure of management-defined performance measures in the notes to the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

The Trust is currently assessing the impact of IFRS 18 on its consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the first quarter of 2025, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

58 Granite REIT 2025 First Quarter Report

RISKS AND UNCERTAINTIES

Investing in the Trust’s units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.ca and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2024 and remain substantially unchanged in respect of the three month period ended March 31, 2025, except for the following:

Unpredictable Global Trade and Tariff Environment

Recent trade measures implemented by the current U.S. administration have contributed to a volatile and unpredictable trade environment by imposing or expanding tariffs and in some cases, modifying or suspending some of the tariffs recently imposed. The breadth, timing, duration, and financial impact of these tariffs remain highly unpredictable, making it difficult to assess their ultimate impact on global trade and supply chains. These trade actions, along with potential retaliatory measures by other countries, may result in higher input and operational costs for certain of Granite’s tenants, particularly those engaged in manufacturing (including the automotive sector and Granite’s tenant Magna). The tariffs may also negatively affect consumer demand and global distribution flows, thereby impacting certain of Granite’s tenants engaged in e-commerce, distribution and warehousing, and in particular, those tenants that export to the U.S. These risks, among others, could have a material adverse effect on certain of Granite’s tenants, including their ability to enter into new leasing transactions or to satisfy rental payments under existing leases, and, in turn, on Granite’s profitability and financial condition. Further, recent tariff and trade measures have triggered volatility in capital markets, reflecting a broader concern about sustained inflation and the potential of an economic recession across all of Granite’s markets which has the potential to impact the value of Granite’s properties and the availability or terms of future financing options, as disclosed in Granite’s prior filings.

Granite REIT 2025 First Quarter Report 59

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q1 '25	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23
Operating highlights(3)
Revenue	$154.7	$148.0	$141.9	$140.3	$138.9	$129.8	$131.5	$130.3
NOI - cash basis(1)	123.0	118.6	116.2	113.7	111.4	108.0	106.3	104.8
Fair value (losses) gains on investment properties, net	(48.2)	(1.5)	42.6	(0.8)	12.7	(33.0)	(53.2)	(13.5)
Net income attributable to unitholders	43.9	83.7	111.6	76.2	89.1	31.4	33.1	62.5
Cash provided by operating activities	108.9	71.2	106.7	76.7	84.0	76.0	85.2	67.9
FFO(1)	91.0	92.7	85.2	83.5	82.4	81.2	79.1	77.6
AFFO(1)	88.4	78.8	76.6	73.8	77.9	73.2	69.6	69.5
FFO payout ratio(2)	58%	56%	61%	62%	63%	63%	64%	66%
AFFO payout ratio(2)	60%	66%	68%	70%	67%	70%	73%	73%
Per unit amounts
Diluted FFO(1)	$1.46	$1.47	$1.35	$1.32	$1.30	$1.27	$1.24	$1.21
Diluted AFFO(1)	$1.41	$1.25	$1.22	$1.17	$1.22	$1.15	$1.09	$1.09
Monthly distributions paid	$0.85	$0.83	$0.83	$0.83	$0.83	$0.80	$0.80	$0.80
Diluted weighted average number of units	62.5	63.0	63.0	63.2	63.6	63.8	63.9	63.9
Financial highlights
Investment properties(4)	$9,441.2	$9,397.3	$9,094.5	$9,035.6	$8,952.4	$8,808.1	$8,898.5	$8,833.1
Assets held for sale	—	—	—	—	—	—	—	20.5
Cash and cash equivalents	123.1	126.2	133.5	101.3	139.9	116.1	158.3	119.2
Total debt(1)	3,162.1	3,087.8	3,080.5	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4
Total capital expenditures incurred	0.4	5.1	10.0	15.4	7.8	(1.8)	8.7	18.6
Total leasing costs and tenant improvements incurred	1.0	8.6	1.6	5.6	1.1	5.3	2.7	3.0
Property metrics(4)
Number of income-producing properties	138	138	138	138	138	137	137	137
GLA, square feet	63.3	63.3	63.3	63.3	63.3	62.9	62.9	62.9
Occupancy, by GLA	94.8%	94.9%	94.3%	94.5%	95.0%	95.0%	95.6%	96.3%
Weighted average lease term, years	5.6	5.7	5.9	5.9	6.1	6.2	6.4	6.5
(1)    For definitions of Granite’s non-GAAP performance measures, refer to the section “NON-GAAP PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-GAAP ratios, refer to the section “NON-GAAP RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS Accounting Standards. Net income attributable to unitholders primarily fluctuates from fair value gains (losses) on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the condensed consolidated combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS Accounting Standards, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-GAAP PERFORMANCE MEASURES”, for further details.

60 Granite REIT 2025 First Quarter Report

(in millions)	Q1 '25	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23
Revenue	$154.7	$148.0	$141.9	$140.3	$138.9	$129.8	$131.5	$130.3
Less: Property operating costs	29.0	26.8	22.3	23.5	24.4	19.8	22.3	21.7
NOI	125.7	121.2	119.6	116.8	114.5	110.0	109.2	108.6
Add (deduct):
Lease termination and close-out fees	(0.8)	—	—	(0.5)	—	—	—	—
Straight-line rent amortization	(1.9)	(2.6)	(3.4)	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)
Tenant incentive amortization	—	—	—	—	0.1	1.1	1.1	1.1
NOI - cash basis	$123.0	$118.6	$116.2	$113.7	$111.4	$108.0	$106.3	$104.8

The following table reconciles net income attributable to unitholders, as determined in accordance with IFRS Accounting Standards, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-GAAP PERFORMANCE MEASURES”, for further details.

(in millions)	Q1 '25	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23
Net income attributable to unitholders	$43.9	$83.7	$111.6	$76.2	$89.1	$31.4	$33.1	$62.5
Add (deduct):
Fair value losses (gains) on investment properties, net	48.2	1.5	(42.6)	0.8	(12.7)	33.0	53.2	13.5
Fair value (gains) losses on financial instruments	(0.1)	(12.6)	2.9	2.5	2.0	15.4	2.5	(1.1)
Foreign exchange losses on certain monetary items(1)	—	16.7	—	—	—	—	—	—
Loss on sale of investment properties	—	—	—	—	—	—	0.9	—
Deferred income tax (recovery) expense	(0.3)	3.7	9.3	5.4	3.8	0.9	(10.3)	5.4
Fair value remeasurement of the Executive Deferred Unit Plan	(0.3)	(0.7)	1.4	(1.2)	0.2	(0.4)	(0.7)	(0.4)
Fair value remeasurement of the Directors Deferred Unit Plan	(0.3)	(1.5)	1.8	(1.2)	—	0.4	(0.5)	(0.5)
Corporate restructuring costs(2)	—	1.7	0.7	0.9	0.2	—	—	—
Non-controlling interests relating to the above	(0.1)	0.2	0.1	0.1	(0.2)	0.5	0.9	(1.8)
FFO	$91.0	$92.7	$85.2	$83.5	$82.4	$81.2	$79.1	$77.6
Add (deduct):
Maintenance or improvement capital expenditures incurred	(0.4)	(4.3)	(3.7)	(5.8)	(0.6)	(0.9)	(4.5)	(2.2)
Leasing costs	(0.3)	(5.4)	(1.5)	(0.3)	(0.2)	(1.0)	(0.8)	(1.9)
Tenant allowances	—	(1.6)	—	(1.0)	(0.6)	(4.1)	(1.4)	(0.4)
Tenant incentive amortization	—	—	—	—	0.1	1.1	1.1	1.1
Straight-line rent amortization	(1.9)	(2.6)	(3.4)	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)
Non-controlling interests relating to the above	—	—	—	—	—	—	0.1	0.2
AFFO	$88.4	$78.8	$76.6	$73.8	$77.9	$73.2	$69.6	$69.5
(1)    Effective October 1, 2024, and in accordance with REALPAC Guidelines, Granite amended its definition of Funds From Operations (FFO) to exclude foreign exchange (gains) losses on certain monetary items not forming part of a net investment in a foreign operation that represent capital transactions impacting profit and loss (refer to “NON-GAAP PERFORMANCE MEASURES”). For the three months ended December 31, 2024, the losses relate to the de-designation of the 2024 Term Loan and the related forward contract hedging its maturity.
(2)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-GAAP PERFORMANCE MEASURES”). Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.

Granite REIT 2025 First Quarter Report 61

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-GAAP PERFORMANCE MEASURES”, for further details.

(in millions)	Q1 '25	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23
Unsecured debt, net	$3,092.1	$3,078.5	$3,088.9	$3,095.6	$3,085.8	$3,066.0	$3,085.3	$3,057.6
Derivatives, net	35.3	(25.1)	(43.1)	(94.1)	(86.1)	(100.8)	(119.1)	(136.6)
Lease obligations	34.7	34.4	34.7	34.6	34.8	33.2	33.2	33.4
Total unsecured debt	3,162.1	3,087.8	3,080.5	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4
Secured debt	—	—	—	—	—	—	—	—
Total debt	$3,162.1	$3,087.8	$3,080.5	$3,036.1	$3,034.5	$2,998.4	$2,999.4	$2,954.4
62 Granite REIT 2025 First Quarter Report

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities in 2025; Granite's 2025 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under Granite’s base shelf prospectuses; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site plan approval for the future phases of its development for up to 0.7 million square feet on the 68.7 acre site in Houston, Texas and up to 0.4 million square feet on the 30.8 acre site in Houston, Texas and the expected timing and potential yield from each project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; and the effect of any legal proceedings on Granite. Forward-looking statements and forward-looking information are based on information
Granite REIT 2025 First Quarter Report 63

available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risk related to tariffs, global trade and supply chains that may adversely impact Granite’s tenants’ operations and in turn impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth under “Risks and Uncertainties” herein and in the “Risk Factors” section in Granite’s AIF for 2024 dated February 26, 2025, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

64 Granite REIT 2025 First Quarter Report